UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact Name of the Registrant as Specified in the Charter)

Supervielle Group S.A.

(Translation of Registrant’s Name into English)

Bartolomé Mitre 434, 5th floor

C1036AAH, City of Buenos Aires

Republic of Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3 (File No. 333-218778).

We have prepared this report on Form 6-K (the “Report”) to provide our investors with disclosure regarding our financial position as of June 30, 2017, and our results of operations for the six months ended June 30, 2017, as well as other recent developments since May 1, 2017, the date on which we filed with the U.S. Securities and Exchange Commission (“SEC”) our annual report on Form 20-F for the year ended December 31, 2016 (File No. 001-37777) (our “2016 Form 20-F”).

The information in this Report supplements information contained in our 2016 Form 20-F. Unless otherwise defined, all capitalized terms used herein shall have the meaning ascribed to them in our 2016 Form 20-F.

i

FORWARD-LOOKING STATEMENTS

This Report contains estimates and forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended.

Our estimates and forward-looking statements are mainly based on our current beliefs, expectations, projections about future courses of action and estimates on future events and financial trends that affect or may affect our business and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•                                          the results of the mid-term legislative elections to be held in October 2017 and its effects on Argentina’s economy;

•                                          changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets;

•                                          changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic and international financial markets;

•                                          changes in regional, national and international business and economic conditions, including inflation;

•                                          changes in interest rates and the cost of deposits, which may, among other things, affect margins;

•                                          unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•                                          changes in government regulation, including tax and banking regulations;

•                                          adverse legal or regulatory disputes or proceedings;

•                                          the interpretation by judicial courts of the new Argentine Civil and Commercial Code;

•                                          credit and other risks of lending, such as increases in defaults by borrowers;

•                                          fluctuations and declines in the value of Argentine public debt;

•                                          increased competition in the banking, financial services, credit card services, asset management and related industries;

•                                          a loss of market share by any of our main businesses;

•                                          increase in the allowances for loan losses;

•                                          technological changes or an inability to implement new technologies, changes in consumer spending and saving habits;

•                                          ability to implement our business strategy;

•                                          fluctuations in the exchange rate of the Peso; and

•                                          other factors discussed under “Item 3.D Risk Factors” in our 2016 Form 20-F.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this Report because of new information, future events or other factors, except as required by applicable law. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this Report might not occur and do not constitute guarantees of future performance. Because of these uncertainties, you should not make any investment decisions based on these estimates and forward-looking statements.

GRUPO SUPERVIELLE

We own the fourth largest Argentine private domestically-owned bank in terms of assets. We maintain a strong geographic presence in the City of Buenos Aires and the Greater Buenos Aires metropolitan area, which is Argentina’s most commercially significant and highly populated area, and we are leaders in terms of our banking network in some of Argentina’s most dynamic regions, including Mendoza and San Luis. The Bank, which consolidated with CCF, is our main asset, comprising 97.2% of our total assets, and has a history of strong growth.  Between the 2014 and 2016 period, our loan portfolio grew at a CAGR of 38.2%, as compared to 30.7% for the Argentine private financial system (excluding public banks). Between June 30, 2016 and June 30, 2017, our loan and financial leasing portfolios (before loan loss provisions and including our securitized loan portfolio) grew 51.3%. In the same period, loans to the private sector in the Argentine financial system grew 40.3%.

The table below shows the evolution of our loan and financial leasing portfolios, our securitized loan and leasing portfolios, and non-performing loans and coverage ratios on a quarterly basis between June 30, 2016 and June 30, 2017, the quarterly variation (in percentage) of such portfolios comparing the balances of each portfolio as of June 30, 2017 and March 31, 2017, and the annual variation (in percentage) of the balances of each portfolio between June 30, 2016 and 2017.

	As of June 30,	As of March 31,	As of December 31,	September 30,	As of June 30,	Quarter on Quarter	Year on Year
	2017		2016			Variation(1)	Variation(2)
	(in thousands of Pesos, except percentages)
Total Loans	40,448,290	38,091,400	35,795,656	30,351,771	26,003,460	6.2%	55.5%
Receivables from financial leases	1,897,622	1,712,331	1,543,109	1,399,898	1,405,955	10.8%	35.0%
Total Loans & Receivables from financial leases(3)	42,345,912	39,803,731	37,338,765	31,751,669	27,409,415	6.4%	54.5%
Securitized loan portfolio	2,226,013	1,361,321	1,483,919	1,512,790	2,040,441	63.5%	9.1%
Total	44,571,925	41,165,052	38,822,684	33,264,459	29,449,856	8.3%	51.3%
NPL	2.9%	2.9%	2.8%	3.0%	3.1%	—	—
Coverage ratio	88.0%	87.0%	87.1%	83.7%	83.2%	—	—

(1)                                 Variation of portfolio balances between March 31, 2017 and June 30, 2017.

(2)                                 Variation of portfolio balances between June 30, 2016 and June 30, 2017.

(3)                                 Includes loan loss provisions and excludes our securitized loan portfolio.

The table below shows the evolution of our total deposits and medium term notes on a quarterly basis between June 30, 2016 and June 30, 2017 and the quarterly and annual variations (in percentages) of such deposits and medium term notes between June 30, 2017 and March 31, 2017 and June 30, 2016 and 2017, respectively.

	As of June 30,	As of March 31,	As of December 31,	September 30,	As of June 30,	Quarter on Quarter	Year on Year
	2017		2016			Variation(1)	Variation(2)
	(in thousands of Pesos)
Total Deposits	42,831,613	38,826,752	35,897,864	30,417,234	27,652,244	10.3%	54.9%
Unsubordinated negotiable obligations	6,701,967	6,580,070	1,966,936	939,963	1,125,806	1.9%	495.3%
Total Deposits & Unsubordinated negotiable obligations	49,533,580	45,406,822	37,864,800	31,357,197	28,778,050	9.1%	72.1%

(1)                                 Variation of total deposits and unsubordinated negotiable obligations between March 31, 2017 and June 30, 2017.

(2)                                 Variation of total deposits and unsubordinated negotiable obligations between June 30, 2016 and June 30, 2017.

As of June 30, 2017, we served over 2 million customers, and our assets totaled Ps. 67.2 billion (approximately US$4.0 billion), in addition to Ps. 13.6 billion (approximately US$817.0 million) of assets managed by SAM. As of June 30, 2017, the Bank and CCF accounted for 88.9% and 8.7% of our total assets, respectively.

As of December 31, 2016 and 2015, according to calculations performed based on Central Bank and other third party information, our share for the products or segments was as follows:

•                                          According to the Central Bank, our market share of personal loans advanced by the Argentine private financial system as of December 31, 2016 was 7.0% compared to a 5.7% market share as of December 31, 2015.

•                                          Leasing: a 12.7% private banks market share, and a private banks market share greater than 13.1% when taking into account our securitized leasing portfolio as of December 31, 2016, compared to a market share of 9.6% and greater than 11.0%, respectively, as of December 31, 2015.

•                                          Mastercard credit cards for which billing statements were issued: a 9.2% market share as of December 31, 2016, compared to a 10.0% market share as of December 31, 2015.

•                                          Factoring market share of the Argentine financial system as of December 31, 2016, was 6.9% compared to a 5.2% market share as of December 31, 2015.

•                                          We managed 12.3% as of December 31, 2016, and 12.9% as of December 31, 2015, of all social security payments to senior citizens in Argentina.

As of the June 30, 2016, according to the latest available information:

•                                          Deposits among private banks in the Mendoza and San Luis regions: a 18.5% and 55.8% market share, respectively; and

•                                          Total loans among private banks in the Mendoza and San Luis regions: a 22.6% and 48.9% market share, respectively.

We offer diverse financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. We have developed a multi-brand business model to differentiate the financial products and services we offer to a wide spectrum of individuals, small businesses, SMEs, Middle-Market Companies and Large Corporates in Argentina. Our current infrastructure supports our multi-channel distribution strategy with a strategic national footprint through 324 access points, which include 177 full bank branches (78 of which are branches fully dedicated to serve senior citizens (the “Senior Citizens’ dedicated branches”), 19 banking payment and collection centers, 67 CCF points of sale located in Walmart supermarkets, 61 consumer financing branches and other points of sale, 505 ATMs and 168 self-service terminals.

As of June 30, 2017, the Bank’s loan portfolio to branches ratio was Ps. 222.1 million, compared to Ps. 120.5 million as of December 31, 2015. Based on the Peso amounts of the loan portfolios reported by the following Argentine private banks in their respective financial statements as of June 30, 2017 and their total number of branches as of March 31, 2017, which is the latest publicly available information, the loan portfolio to branches ratio of Banco Macro S.A. was Ps. 236.8 million, of Banco de Galicia y Buenos Aires S.A. was Ps. 460.7 million and of BBVA Banco Francés S.A. was Ps. 350.5 million. According to publicly available information provided by the BCRA, as of May 31, 2017, the loan portfolio to branches ratio of Argentine private banks was Ps. 288.2 million. The loan portfolio to branches ratio as of December 31, 2015 for Banco Macro S.A. was Ps. 138.3 million, of Banco de Galicia y Buenos Aires S.A. was Ps. 287.3 million and of BBVA Banco Francés S.A. was Ps. 227.5 million and for the Argentine private banks was Ps. 190.4 million.

Building on our banking sector expertise, we identify cross-selling opportunities and offer targeted products to our customers at each point of contact, including by acting as the exclusive on-site provider of financial services to Walmart Argentina customers at 67 of the 108 supermarkets of Walmart Argentina located in 21 provinces and the City of Buenos Aires. Through these distribution channels, we had access to 383,000 potential clients in the six months ended June 30, 2017. In addition to Walmart, we offer financial services to consumers at Tarjeta Automática S.A., with 20 branches, and we are the exclusive on-site provider of financial services to Hiper Tehuelche S.A., with 16 stores, through which we had access to an aggregate of 67,000 potential clients in the six months ended June 30, 2017. As of June 30, 2017, when combined with Walmart Argentina, we had outstanding loans of approximately Ps. 5.6 billion generated through these distribution channels.

As of June 30, 2017 and December 31, 2016, on a consolidated basis, we had:

•                                          Approximately 2.3 million retail customers (including 1.9 million retail customers of the Bank and approximately 0.5 million retail customers of our other subsidiaries), 17,258 small businesses and 4,569 SMEs, Middle-Market Companies and Large Corporates as of June 30, 2017, compared to approximately 2.0 million retail customers (including 1.8 million retail customers of the Bank and approximately 0.4 million retail customers of our other subsidiaries), 16,078 small businesses and 4,587 SMEs, Middle-Market Companies and Large Corporates as of December 31, 2016;

•                                          Ps. 67.2 billion in total assets as of June 30, 2017, compared to Ps. 53.2 billion in total assets as of December 31, 2016;

•                                          Ps. 40.0 billion in loans to the private sector and Ps. 1.9 billion in financial leases as of June 30, 2017, compared to Ps. 35.3 billion in loans to the private sector and Ps. 1.5 billion in financial leases as of December 31, 2016;

•                                          Ps. 2.2 billion in securitized loan portfolio as of June 30, 2017, compared to Ps. 1.4 billion in securitized loan portfolio as of December 31, 2016;

•                                          Ps. 42.8 billion in deposits, including Ps. 36.5 billion from the non-financial private sector, Ps. 7.9 million from the financial sector and Ps. 6.4 billion from the non-financial public sector as of June 30, 2017, compared to Ps. 35.9 billion in deposits, including Ps. 33.3 billion from the non-financial private sector, Ps. 9.3 million from the financial sector and Ps. 2.6 billion from the non-financial public sector as of December 31, 2016;

•                                          Ps. 7.8 billion in shareholders’ equity as of June 30, 2017, compared to Ps. 6.9 billion in shareholders’ equity as of December 31, 2016; and

•                                          5,146 employees as of June 30, 2017, compared to 4,982 employees as of December 31, 2016.

In our cross-selling segments we had:

•                                          Ps. 13.6 billion (approximately US$ 817 million) in assets under management through Supervielle Asset Management Sociedad Gerente de FCI S.A. as of June 30, 2017;

•                                          Ps. 794.5 million in gross written premiums (approximately US$ 47.9 million) calculated as June 30, 2017, through Supervielle Seguros S.A. for the twelve-month period ended June 30, 2017;

•                                          Ps. 264.0 million in net revenue (approximately US$ 15.9 million) through Espacio Cordial Servicios S.A., our retail company selling non-financial products and services for the twelve-month period ended June 30, 2017.

We have developed a segmentation strategy of our customer base to target the specific needs of each category of customers. Our business model has allowed us to deliver sustained levels of growth and profitability, that accelerated since our 2016 initial public offering (“IPO”) and capital raise executed in May 2016.

The following charts set forth the breakdown of our loan portfolio by segment, and of the specific customer categories in our corporate banking and retail banking segments as of June 30, 2017.

(1)                                 SME’s considers annual sales between Ps. 40-200 million, middle market considers annual sales between Ps. 200-1,000 million and large considers annual sales over Ps. 1,000.

The following charts set forth the breakdown of our deposits by type of account and customer category as of June 30, 2017.

Our return on average shareholders’ equity (“ROAE”) was 37.9%, 30.8%, 22.7%, 32.2% and 26.3% for the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016, compared to an average ROAE of 24.4%, 26.5%, 29.6%, 28.9% and 27.5% for the Argentine private financial system over the same periods. We achieved net interest margins of 17.3%, 16.4%, 17.4%, 18.1% and 20.6% for the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016, which compares favorably to averages for Argentine private financial system of 12.4%, 12.5%, 14.3%, 19.8% and 14.9% for the fiscal years ended December 31, 2011, 2012, 2013, 2014, 2015 and 2016, respectively.  As of December 31, 2016, we accounted for 4.8% of all loans and leasing held by the Argentine private financial sector (excluding public banks) and 3.4% of all deposits maintained with such Argentine private financial sector, compared to 3.8% and 3.3%, respectively, in 2012.

Our technology-based sales model enhances our ability to offer customers efficient, high quality service. The Bank has made significant investments in its ATMs and self-service terminal network, more than doubling the network from 2010 to 2016.  We were the first bank in Argentina to use biometrics technology as part of our distribution channels. We also have technology scoring systems that allow for an efficient credit-related decision-making process.

Segments

We conduct our operations through the following segments:

•                                          Retail Banking

•                                          Corporate Banking

•                                          Treasury

•                                          Consumer Finance

•                                          Insurance

•                                          Asset Management & Other Services

Products and Services

We offer our products and services in Argentina’s main regions and cities through our main operating subsidiaries, which include:

•                                          Banco Supervielle S.A. a universal commercial banking institution,

•                                          Cordial Compañía Financiera S.A., a consumer financing company,

•                                          Tarjeta Automática S.A., consumer financing company and distribution network,

•                                          Supervielle Seguros S.A., an insurance company,

•                                          Supervielle Asset Management Sociedad Gerente de FCI S.A., an asset management company, and

•                                          Espacio Cordial Servicios S.A., a retail company selling non-financial products and services.

Organizational structure

The following diagram illustrates our organizational structure as of the date of this Report. Percentages indicate the ownership interest held.

The following information is related to our subsidiaries and investees as of the date of this Report:

Subsidiary	Country of Incorporation/ Residence
Banco Supervielle S.A.	Argentina
Cordial Compañía Financiera S.A.	Argentina
Supervielle Seguros S.A.	Argentina
Supervielle Asset Management S.A.	Argentina
Tarjeta Automática S.A.	Argentina
Sofital S.A.F.e I.I	Argentina
Espacio Cordial de Servicios S.A.	Argentina

Competition Framework

The following graph shows the Bank’s loan market share on a consolidated basis since 2001.

Taking into consideration our total loan portfolio and receivables from our financial leases portfolio, our total loans and leasing market share was 4.8% as of March 31, 2017.

OPERATING AND FINANCIAL REVIEW AS OF JUNE 30, 2017,

AND FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The following is a summary and discussion of our financial position as of June 30, 2017, and our results of operations for the six months ended June 30, 2017. For comparative purposes, the following includes financial information as of December 31, 2016 and for the six months ended June 30, 2016. The following tables and discussion should be read in conjunction with our unaudited consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016, furnished to the SEC on August 24, 2017 (our “Unaudited Interim Financial Statements”), as well as our annual audited consolidated financial statements as of December 31, 2016 and for the three years ended December 31, 2016, 2015 and 2014, which are included in our 2016 Form 20-F (our “Audited Consolidated Financial Statements”).

The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina. We have translated certain of the Peso amounts contained in this Report into U.S. dollars for convenience purposes only. Unless otherwise indicated, the rate used to translate such amounts was Ps. 16.5985 to US$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars as of June 30, 2017. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The U.S. dollar equivalent information presented in this Report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—Exchange Rates,” “Item 3.D Risk Factors—Risks Relating to Argentina— Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition,” “Item 3.D Risk Factors—Risks Relating to Argentina— The implementation in the future of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and as a result, our business” and “Item 3.D Risk Factors—Risks Relating to Argentina— Fluctuations in the value of the Peso and the intervention of the Central Bank in the foreign exchange market may have a material adverse effect on the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations” in our 2016 Form 20-F for more detailed information regarding the translation of Pesos into U.S. dollars.

Certain figures included in this Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Operating Results

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking Statements,” in this Report, “Item 3.D Risk Factors,” of our 2016 Form 20-F and the matters set forth therein generally.

Financial Presentation

Our Audited Consolidated Financial Statements and Unaudited Interim Financial Statements are prepared in accordance with Argentine Banking GAAP. For a discussion of the most significant differences between Argentine Banking GAAP and U.S. GAAP as they relate to our financial statements, please see note 35 to our Audited Consolidated Financial Statements included in our 2016 Form 20-F.

Our Unaudited Interim Financial Statements, which are included in our report on Form 6-K furnished to the SEC on August 24, 2017, do not include a reconciliation to U.S. GAAP of shareholders’ equity as of June 30, 2017 or net income for the periods ended June 30, 2017 and 2016. There is no material difference from U.S. GAAP as it would be applied to our shareholders’ equity as of June 30, 2017 or our net income for the six months ended June 30, 2017 and 2016 that was not disclosed and quantified in the reconciliation to U.S. GAAP as of December 31, 2016 and for the years ended December 31, 2016, 2015 and 2014.

On February 12, 2014, Communication “A” 5541 of the Central Bank established a roadmap for the convergence of the reporting and accounting regime applicable to entities under its supervision towards International Financial Reporting Standards (IFRS) for fiscal years beginning on January 1, 2018, though IFRS as implemented by the Central Bank will differ in some respects from IFRS as issued by the International Accounting Standards Board (IASB).  Our subsidiaries, the Bank and CCF, are subject to supervision by the Central Bank.  We are implementing the convergence towards IFRS roadmap with respect to such subsidiaries.

Our segment disclosure for the six months ended June 30, 2017 is presented on a basis that corresponds with our internal reporting structure and is consistent with the manner in which our Board of Directors regularly evaluates the components of our operations in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of net income (i.e., net revenues—or financial income and service fee income, net of financial expenses and service fee expenses—after deducting loan loss provisions and administrative costs directly attributable to the segment). Net income excludes the financial expenses incurred by Grupo Supervielle at the holding level in connection with its funding arrangements (although substantially all the proceeds of such arrangements have been contributed as capital to the subsidiaries through which the segments are operated), as well as transactions between segments, which are reflected under “Adjustments.”

The Argentine Economy and Financial System

No significant changes have arisen with respect to the Argentine economy and financial system affecting our results of operations or outlook for 2017 since we filed our 2016 Form 20-F. See “Recent Developments” in this Report  and “Item 5. Operating and Financial Review and Prospectus—5.A Operating Results—The Argentine Economy and Financial System” in our 2016 Form 20-F.

Presentation of Financial Statements in Pesos

Inflation

Historically, inflation in Argentina has played a significant role in influencing the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Supervielle. For a discussion of the effects of inflation on financial accounting and comparability of financial performance and condition see “Item 5. Operating and Financial Review and Prospectus—5.A Operating Results— Presentation of Financial Statements in Pesos—Inflation” and “Item 3.D Risk Factors——Risks Relating to Argentina— Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition” in our 2016 Form 20-F.

Argentine GAAP requires financial statements to be prepared in constant monetary units within an inflation context marked by, among other things, the existence of an accrued inflation rate over a three-year period exceeding 100%.  As of June 30, 2017 and December 31, 2016, management determined that the threshold set by Argentine professional accounting standards had not been reached and, therefore, we have not adjusted our Unaudited Financial Statements or Audited Financial Statements for inflation.

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the CER index used to adjust the principal of certain of our assets and liabilities, for the periods indicated. According to the most recent publicly available information based on data from the City of Buenos Aires, as shown in the second table below, CPI grew 13.0% in the first six months of 2017.  For information on INDEC figures see “Item 3.D Risk Factors——Risks Relating to Argentina— Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition” and “Item 3.D Risk Factors——Risks Relating to Argentina— If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected” in our 2016 Form 20-F.

	Six months ended June 30,	Year ended December 31,
	2017	2016
	(in percentages)
Price Indices:(1)
WPI	7.5%	34.5	%(***)
CPI	11.8%	16.9	%(****)
Adjustment Index:
CER	12.0%	35.72%

(1)                                 Source:  INDEC.

***                           The INDEC did not publish the WPI for the last two months of 2015, and resumed publishing WPI data in May 2016, reporting that the WPI grew 34.5% in 2016.

****                    The INDEC did not publish the CPI for the last two months of 2015, and resumed publishing CPI data in May 2016, reporting that the CPI grew 16.9% between April and December 2016.

	Six months ended June 30,	Year ended December 31,
	2017	2016
	(in percentages)
Price Index:
City of Buenos Aires CPI*	13.0%	41.0%

* Calculated based on the current administration’s alternative CPI index based on data from the City of Buenos Aires.

Currency Composition of our Balance Sheet

The following table sets forth our assets and liabilities denominated in Pesos, in Pesos adjusted by the CER and in foreign currency, at the dates indicated.

	As of June 30,	As of December 31,
	2017	2016
	(in thousands of Pesos)
Assets
In Pesos	52,003,771	43,704,277
In Pesos, adjusted by CER and UVAs(1)	246,181	504
In Foreign Currency(2) (3)	14,933,278	10,501,261
Total Assets	67,183,230	53,206,042

Liabilities and Shareholders’ Equity
In Pesos, Including Shareholders’ Equity	54,247,639	43,192,571
In Pesos, adjusted by CER and UVAs(1)	94,701	4,193
In Foreign Currency(2) (4)	12,840,890	10,009,278
Total Liabilities and Shareholders’ Equity	67,183,230	53,206,042

(1) UVAs (unidad de valor adquisitivo) are inflation adjusted units.

(2)   Converted into Pesos based on the reference exchange rate reported by the Central Bank for June 30, 2017 (US$1.00 to Ps. 16.5985).

(3)   As of June 30, 2017, includes Ps. 14,669.4 million in U.S. dollars, Ps. 180.6 million in euros and Ps. 83.3 in other foreign currency.

As of December 31, 2016, includes Ps. 10,303.0 million in U.S. dollars, Ps. 126.0 million in euros and Ps. 72.3 million in other foreign currency.

(4)   As of June 30, 2017, includes Ps. 12,669.6 million in U.S. dollars, Ps. 169.3 million in euros and Ps. 2.0 million in other foreign currency.

As of December 31, 2016, includes Ps. 9,875.7 million in U.S. dollars, Ps. 132.4 million in euros and Ps. 1.2 million in other foreign currency.

Critical Accounting Policies

Our Unaudited Interim Financial Statements should be read together with our critical accounting policies discussed in our 2016 Form 20-F. See Note 2 to our Unaudited Interim Financial Statements and “Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Critical Accounting Policies” in our 2016 Form 20-F.

Selected Financial Data

The following tables set forth our unaudited selected financial data as of June 30, 2017, and for the six months ended June 30, 2017 and 2016, and our audited selected financial data as of  December 31, 2016.

	For The Six Months Ended June 30,
	2017		2017		2016
	(in thousands of Pesos or U.S. dollars, as indicated, except for ratios)
Consolidated Income Statement Data
Argentine Banking GAAP:
Financial income(1)	US$	406,228	Ps.	6,742,770	Ps.	4,895,626
Financial expenses	(161,566)		(2,681,754)		(2,485,612)
Gross financial margin	244,662		4,061,016		2,410,014
Loan loss provisions	(44,499)		(738,613)		(479,583)
Services fee income	137,790		2,287,101		1,586,527
Services fee expenses	(40,269)		(668,399)		(492,626)
Income from insurance activities	13,420		222,751		282,280
Administrative expenses	(235,374)		(3,906,852)		(2,758,246)
Income from financial transactions	75,730		1,257,004		548,366
Miscellaneous income	16,070		266,742		182,101
Miscellaneous losses	(9,504)		(157,748)		(205,309)
Non-controlling interests result	(297)		(4,922)		(6,889)
Income before income tax	81,999		1,361,076		518,269
Income tax	(24,068)		(399,490)		(175,671)
Net income for the period	US$	57,931	Ps.	961,586	Ps.	342,598

					As of
	As of June 30,				December 31,
	2017		2017		2016
	(in thousands of Pesos or U.S. dollars, as indicated except for ratios and operating data)
Consolidated Balance Sheet Data
Argentine Banking GAAP:
Assets
Cash and due from banks	US$	594,404	Ps.	9,866,215	Ps.	8,166,132
Government and corporate securities	463,022		7,685,477		2,360,044
Loans:	2,372,019		39,371,973		34,896,509
to the non-financial public sector	1,565		25,981		4,306
to the financial sector	24,520		406,998		473,414
To the non-financial private sector and foreign residents:
Overdrafts	156,776		2,602,241		3,110,097
Promissory Notes(2)	659,624		10,948,774		9,426,568
Mortgage loans	14,695		243,917		78,057
Automobile and other secured loans	8,605		142,834		65,076
Personal loans	674,619		11,197,665		9,916,776
Credit card loans	415,850		6,902,491		6,678,578
Other loans	449,505		7,461,114		5,595,356
Accrued Interest, adjustments and exchange rate differences receivable	52,619		873,396		773,961
Documented interest	(21,501)		(356,889)		(324,795)
Other	(14)		(232)		(1,738)
Allowances	(64,844)		(1,076,317)		(899,147)
Other receivables from financial transactions	328,449		5,451,759		3,772,736

					As of
	As of June 30,				December 31,
	2017		2017		2016
	(in thousands of Pesos or U.S. dollars, as indicated except for ratios and operating data)
Receivables from financial leases	113,097		1,877,238		1,527,855
Other assets	176,556		2,930,568		2,482,766
Total assets	US$	4,047,547	Ps.	67,183,230	Ps.	53,206,042
Average Assets(3)	3,704,179		61,483,823		41,467,412

Liabilities and shareholders’ equity
Deposits:	2,580,450		42,831,613		35,897,864
Non-financial public sector	383,736		6,369,441		2,587,253
Financial sector	478		7,936		9,326
Non-financial private sector and foreign residents	2,196,236		36,454,236		33,301,285
Current accounts	275,989		4,581,001		4,361,405
Savings accounts	1,123,852		18,654,264		13,205,937
Time deposits	666,790		11,067,715		11,677,322
Investment accounts	12,049		200,000		375,000
Other	117,556		1,951,256		3,681,621
Other liabilities from financial transactions and other miscellaneous liabilities	994,978		16,515,143		10,273,230
Non-controlling interests	532		8,837		103,397
Total liabilities	US$	3,575,961	Ps.	59,355,593	Ps.	46,274,491
Average Liabilities(3)	US$	3,269,144	Ps.	54,262,885	Ps.	36,480,913
Shareholders’ equity	US$	471,587	Ps.	7,827,637	Ps.	6,931,551
Total liabilities and shareholders’ equity	US$	4,047,547	Ps.	67,183,230	Ps.	53,206,042
Average shareholders’ equity(3)	US$	435,036	Ps.	7,220,938	Ps.	4,986,499

(1)         Includes gains related to non-deliverable forward (“NDF”) hedging transactions, which totaled Ps. 8.8 million for the six months ended June 30, 2017 and Ps. 10.6 million for the six months ended June 30, 2016.

(2)         Consists of unsecured checks and accounts receivable derived from factoring transactions, and unsecured corporate loans which totaled Ps. 3,849.3 million as of June 30, 2017 and Ps. 3,102.8 million as of December 31, 2016.

(3)         Calculated on a daily basis.

	For The Six Months Ended June 30,
	2017	2016
	(in percentages, except EPS and dividends)
Selected Consolidated Ratios:
Argentine Banking GAAP:

Net interest margin(1)	19.3%	20.3%
Net financial margin(2)	17.7%	18.0%
Net fee income ratio(3)	31.2%	36.3%
Efficiency ratio(4)	66.2%	72.9%
Net fee income as a percentage of administrative expense	47.1%	49.9%
Return on average equity(5)	26.6%	20.0%
Return on average assets(6)	3.1%	1.9%
Basic earnings per share (in Pesos)(7)	2.64	1.24
Diluted earnings per share (in Pesos)	2.64	1.24
Basic earnings per share (in US$)	0.16	0.08
Diluted earnings per share (in US$)	0.16	0.08

Other Data
Dividends paid to the common shares (Ps. million)	65.5	19.2
Dividends paid to the preferred shares (Ps. million)	—	6.0
Dividends per common share (Ps.)	0.2	0.1
Dividends per preferred share (Ps.)	—	1.9

(1)         Net interest income divided by average interest-earning assets.

(2)         Gross financial margin divided by average interest-earning assets.

(3)         Net services fee income divided by the sum of gross financial margin and net services fee income.

(4)         Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.

(5)         Net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

(6)         Net income divided by average assets, calculated on a daily basis and measured in local currency.

(7)         Basic earnings per share (in Pesos) are based upon the weighted average of Grupo Supervielle’s outstanding shares, which were Ps. 363.8 million as of June 30, 2017 and  Ps. 275.4 million as of June 30, 2016.

	As of June 30,	As of December 31,
	2017	2016
	(in percentages, except other data)
Selected Consolidated Ratios:
Argentine Banking GAAP:

Liquidity
Loans as a percentage of total deposits(1)	98.9%	104.0%
Loans as a percentage of total assets(1)	63.0%	70.2%
Liquid assets as a percentage of total deposits(2)	37.3%	27.0%

Capital
Total equity as a percentage of total assets	11.7%	13.0%
Average equity as a percentage of average assets	11.7%	12.0%
Total liabilities as a multiple of total shareholders’ equity	7.6x	6.7x
Tangible equity ratio(3)	11.3%	12.6%
Regulatory capital/ Risk weighted assets(4)	11.7%	12.5%
Tier 1 Capital / Risk weighted assets(5)	10.3%	10.9%
Tier 1 Pro forma(6)	11.6%	12.3%
LCR Pro forma(7)	126.5%	128.0%

Asset Quality
Non-performing loans as a percentage of total loans(8)	2.9%	2.8%
Allowances as a percentage of total loans	2.6%	2.4%
Cost of risk	4.0%	4.0%
Allowances as a percentage of non-performing loans(8)	88.0%	87.1%

Other Data
Employees	5,146	4,982

	As of June 30,	As of December 31,
	2017	2016
Branches and sales points	324	320
ATMs and self-service terminals	673	661

(1)         Loans include loans and receivables from financial leases.

(2)         Liquid assets include cash, securities issued by the Central Bank (LEBACs and NOBACs) and other government securities.

(3)         (Total equity — Intangible assets)/(Total assets — Intangible assets). Intangible assets as of June 30, 2017 and December 31, 2016, amounted to Ps. 273.8 million and Ps. 285.5 million, respectively.

(4)         Regulatory capital divided by risk weighted assets taking into account operational and market risk since 2013. This ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level.

(5)         Tier 1 capital divided by risk weighted assets taking into account credit risk, operational and market risk since 2013.

(6)         As of June 30, 2017 and December 31, 2016, Tier 1 Pro Forma includes the Ps. 805 million and Ps. 690 million, respectively, from the IPO proceeds retained at the Grupo Supervielle level, which are available for further capital injections in its subsidiaries.

(7)         LCR ratio includes the net liquidity held at the holding company level.

(8)         Non-performing loans include all principal amounts of loans to borrowers classified as “3-with problems/medium risk”, “4-high risk of insolvency/high risk”, “5-uncollectible”, and “6-uncollectible, classified as such under regulatory requirements” under the Central Bank loan classification system. See “ Item 4.D Property, plants and equipment—Selected Statistical Information—Loans and Financings—Portfolio Classification” in our 2016 Form 20-F.

Results of Operations for the Six Months Ended June 30, 2017 and 2016

We discuss below our results of operations for the six months ended June 30, 2017 as compared with our results of operations for the six months ended June 30, 2016.

Net Income

	For the Six Months Ended		Change
	June 30,		June 30,
	2017	2016	2017/2016
	(in thousands of Pesos)		(in percentages)
Consolidated Income Statement
Argentine Banking GAAP
Financial Income(1)	6,742,770	4,895,626	37.7%
Financial Expenses	(2,681,754)	(2,485,612)	7.9%
Gross Financial Margin	4,061,016	2,410,014	68.5%

Loan Loss Provisions	(738,613)	(479,583)	54.0%

Services Fee Income	2,287,101	1,586,527	44.2%
Services Fee Expense	(668,399)	(492,626)	35.7%
Net Services Fee Income	1,618,702	1,093,901	48.0%
Income from Insurance Activities	222,751	282,280	(21.1)%

Administrative Expenses	(3,906,852)	(2,758,246)	41.6%

Income from Financial Transactions	1,257,004	548,366	129.2%

Miscellaneous Income	266,742	182,101	46.5%
Miscellaneous Losses	(157,748)	(205,309)	(23.2)%
Miscellaneous Income / (Loss), Net	108,994	(23,208)	(569.6)%

Non-controlling Interest Result	(4,922)	(6,889)	(28.6)%
Income before income tax	1,361,076	518,269	162.6%
Income Tax	(399,490)	(175,671)	127.4%
Net income for the period	961,586	342,598	180.7%
Return on Average Assets(2)	26.6%	20.0%
Return on Average Shareholders’ Equity(3)	3.1%	1.9%

(1)         Includes gains related to NDF hedging transactions, which totaled Ps. 8.8 million as of June 30, 2017, and Ps. 10.6 million as of June 30, 2016.

(2)         Net income, divided by average assets, calculated on a daily basis.

(3)         Net income, divided by average shareholder equity, calculated on a daily basis.

The following table shows our yields on interest-earning assets and cost of funds:

	As of June 30,
	2017		2016
	Average Balance	Rate	Average Balance	Rate
	(in thousands of Pesos, except rates)
Interest-Earning Assets
Investment Portfolio(1)	7,335,477	25.1%	4,089,378	32.8%
Loans	36,495,627	29.9%	22,424,127	35.3%
Other receivables from financial transactions(2)	845,636	25.4%	213,988	48.3%
Interest-Bearing Liabilities
Savings accounts	10,909,179	0.0%	6,485,366	0.1%
Special checking accounts	3,408,339	8.6%	1,338,317	0.0%
Time deposits	13,529,354	17.1%	11,611,466	26.4%
Borrowings from other financial institutions and unsubordinated negotiable obligations	6,812,369	23.7%	2,300,765	32.3%
Subordinated loans and negotiable obligations	1,369,462	9.9%	1,245,853	10.0%
Spread and Net Yield
Interest spread, nominal basis		16.9%		17.9%
Net interest margin		19.3%		20.3%

(1)         Includes securities issued by our securitization trusts and held by us, instruments issued by the Central Bank (LEBACs, NOBACs and BOPOMs) and other government and corporate securities.

(2)         Includes overnight deposits and unlisted corporate bonds.

Net income for the six months ended June 30, 2017 amounted to Ps. 961.6 million, as compared to a net income of Ps. 342.6 million in the same period of the previous year.

ROAA and ROAE were 3.1% and 26.6%, respectively, for the six months ended June 30, 2017, as compared to 1.9% and 20.0%, respectively, during the same period of 2016.

In addition, the increase in ROAA is explained by the increase in net income during the first six months of 2017 as compared to the same period in 2016. During the first six months of 2017, net income increased at a faster pace than the increase in average assets.

In the period ended June 30, 2017, ROAA and ROAE reflected a (i) Ps. 50 million net loss due to impact of the appreciation of the Peso against the U.S. dollar between pricing and settlement of the Ps.4,768,170,000 global term note issued in February 2017, and (ii) Ps. 73.3 million non-recurring net gain from the sale of Viñas del Monte S.A. and another non-strategic real estate property.

During the first six months of 2017, net income amounted to Ps. 961.6 million, a Ps. 619.0 million increase compared to net income of Ps. 342.6 million in the same period of 2016.

The main factors explaining the increase were:

•                                          a 68.5% increase in gross financial margin, to Ps. 4.1 billion from Ps. 2.4 billion,

•                                          a 48.0% increase in net services fee income, to Ps. 1.6 billion from Ps. 1.1 billion, and

•                                          a Ps. 109.0 million net miscellaneous gain compared to a Ps. 23.2 million net miscellaneous loss.

These factors were partially offset by:

•                                          a 41.6% increase in administrative expenses, to Ps. 3.9 billion from Ps. 2.8 billion,

•                                          a 127.4% increase in income tax, to Ps. 399.4 million from Ps. 175.7 million,

•                                          a 54.0% increase in loan loss provisions, to Ps. 738.6 million from Ps. 479.6 million, and

•                                          a 21.1% decrease in income from insurance activities, to Ps. 222.8 million from Ps. 282.3 million.

Financial Income

Our financial income was comprised of the following:

	For the Six Months Ended June 30,		Change June 30,
	2017	2016	2017/2016
	(in thousands of Pesos)		(in percentages)
Interest on loans to the financial sector	51,424	30,456	68.8%
Interest on overdrafts	512,906	467,395	9.7%
Interest on promissory notes	535,057	496,746	7.7%
Interest on mortgage loans	18,654	4,149	349.6%
Interest on automobile and other secured loans	9,151	9,716	(5.8)%
Interest on personal loans	2,600,576	1,509,348	72.3%
Interest on corporate unsecured loans	471,788	390,082	20.9%
Interest on credit cards loans	912,621	848,712	7.5%
Interest on foreign trade loans and U.S. dollar loans	146,869	28,220	420.4%
Interest on leases	201,840	169,489	19.1%
Interest on other receivables from financial transactions	107,332	51,669	107.7%
Expenses/Income from government and corporate securities(1)	207,489	110,672	87.5%
Income from participation in our securitization trusts(2)	174,303	160,276	8.8%
Income from securities issued by the Central Bank(1)	532,927	398,708	33.7%
Exchange rate differences of gold and foreign currency(3)	48,598	166,669	(70.8)%
Other(4)	211,235	53,319	296.2%
Total	6,742,770	4,895,626	37.7%

(1)         Includes interest and variations in fair value.

(2)         Includes interest on and changes in the fair value of senior and subordinated bonds issued by our securitization trusts and held by us, as well as variations in the book value of participation certificates issued by such trusts. Income derived from participation certificates (but not from senior and subordinated bonds) is not subject to income tax, which is deducted at the financial trusts’ level. Allowances for loan losses are also maintained at the trust level following Central Bank regulations.

(3)         Includes exchange rate differences, both from foreign currency trading and from the net holdings of assets and liabilities.

(4)         Includes (i) gains related to NDF hedging transactions, which totaled Ps. 8.8 million for the six months ended June 30, 2017, and Ps. 10.6 million for the six months ended June 30, 2016 and (ii) premiums on repo transactions, which totaled Ps. 155.4 million for the six months ended June 30, 2017, and Ps. 12.2 million for the six months ended June 30, 2016.

The following table sets forth our yields on interest-earning assets:

	For the Six Months Ended June 30
	2017		2016
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Interest-Earning Assets
Investment Portfolio
Government and corporate securities	1,798,870	23.7%	445,764	46.8%
Participation in our securitization trusts	1,125,327	31.0%	1,546,019	20.7%
Securities issued by the Central Bank	4,411,280	24.2%	2,097,595	38.6%
Total Investment Portfolio	7,335,477	25.1%	4,089,378	32.8%
Loans
Loans to the financial sector	365,904	28.1%	169,469	35.9%
Overdrafts	2,864,964	35.8%	2,212,805	42.2%
Promissory notes(1)	4,972,621	21.5%	3,300,501	30.1%
Mortgage loans	135,224	27.6%	44,309	18.7%
Automobile and other secured loans	94,390	19.4%	88,108	22.1%
Personal loans	10,862,174	47.9%	6,806,796	44.3%
Corporate unsecured loans	3,455,686	27.3%	2,277,724	34.3%
Credit cards loans	6,260,565	29.2%	5,424,690	31.3%
Receivables from financial leases	1,697,812	23.8%	1,185,221	28.6%
Total Loans excl. Foreign trade and U.S. dollar loans	30,709,339	34.6%	21,509,623	36.5%
Foreign Trade Loans and U.S. dollar loans	5,786,288	5.1%	914,504	6.2%
Total Loans	36,495,627	29.9%	22,424,127	35.3%
Other receivables from financial transactions	845,636	25.4%	213,988	48.3%
Total Interest-Earning Assets	44,676,740	29.0%	26,727,493	35.0%
Securities Issued by the Central Bank in Repo Transaction	1,231,307		116,911
Total Interest-Earning Assets with Repo transactions	45,908,047		26,844,403

(1)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

For information regarding our securitization transactions see “Item 5.B Liquidity and Capital Resources—Funding—Securitization Transactions” in our 2016 Form 20-F.

Financial income for the six months ended June 30, 2017 totaled Ps. 6.7 billion, a 37.7% increase from the Ps. 4.9 billion recorded in the six months ended June 30, 2016. This increase was primarily the result of an increase in average interest-earning assets (including repo transactions) following the IPO.

The average balance of our interest-earning assets totaled Ps. 45.9 billion for the six months ended June 30, 2017, representing a 71.0% increase from Ps. 26.8 billion for the six months ended June 30, 2016. This increase was mainly a result of (i) a 42.8% increase in the average balance of our total loan portfolio excluding foreign trade and U.S. dollar loans to Ps. 30.7 billion in the six months ended June 30, 2017 from Ps. 21.5 billion in the six months ended June 30, 2016, (ii) a 532.7% increase in the average foreign trade and U.S. dollar loan portfolio to Ps. 5.8 billion in the six months ended June 30, 2017, from Ps. 914.5 million in the six months ended June 30, 2016, (iii) a 79.4% increase in the average balance of our total investment portfolio to Ps. 7.3 billion in the six months ended June 30, 2017, from Ps. 4.1 billion in the six months ended June 30, 2016, and (iv) a Ps. 157.9 million increase in other financial income due to higher premium on repo transactions during the six months ended June 30, 2017, which amounted to Ps. 155.4 million from Ps. 12.2 million in the six months ended June 30, 2016.

The increase in the average balance of our total loan portfolio (excluding foreign trade loans and U.S. dollar loans) was mainly explained by the following changes in our balance sheet. First, the average balance of personal loans increased by 59.6%, representing the increase in the average balance of personal loans when deducting therefrom the portfolio of personal loans that was securitized during the first six months of 2017 and 2016, as applicable. The amount of securitized personal loans was lower during the first six months of 2017 when compared to the first six months of 2016. If no personal loans had been securitized during the first six months of 2017 and 2016, the increase in the average balance of personal loans would have been 40.5%, which is lower than the estimated 46.4% average increase recorded by the Argentine financial system in the same period.  In addition to the increase in our average balance of personal loans, our total loan portfolio was also impacted by a 50.7% increase in promissory notes, a 51.7% increase in corporate unsecured loans, a 29.5% increase in overdrafts and a 15.4% increase in credit cards.

The 532.7% increase in the average balance of our foreign trade loans and U.S. dollar loans followed industry trends and represented 15.9% of the total average loan portfolio.

The 79.4% increase in the average balance of our total investment portfolio was primarily due to increases in the average balances of the following securities, (i) securities issued by the Central Bank, which increased to Ps. 4.4 billion in the six months ended June 30, 2017, from Ps. 2.1 million in the six months ended June 30, 2016 and (ii) other government and corporate securities, which increased to Ps. 1.8 billion in the six months ended June 30, 2017, from Ps. 445.8 million in the six months ended June 30, 2016. The average yield on our total investment portfolio decreased 770 basis points to 25.1% for the six months ended June 30, 2017, driven by decreased yields on government and corporate securities and decreased yields on securities issued by the Central Bank due to lower interest rates in Peso-denominated instruments following the decrease in the Buenos Aires Deposits of Large Amount Rate (“BADLAR”). These decreases were partially offset by higher returns on our securitization trust participations due to dividends received from financial trusts liquidated during the six months ended June 30, 2017.

The 37.2% increase in the average balance of our personal loans for the six months ended June 30, 2017 was driven by growth both in the Consumer Finance Segment and in the Retail Segment and reflects a lower level of contribution of these types of loans to securitization trusts compared with the same period of 2016.

The average yield on interest-earning assets was 29.0% for the six months ended June 30, 2017, a 600 basis point decrease from 35.0% recorded in the six months ended June 30, 2016. The average interest rate on total loans (excluding foreign trade loans and U.S. dollar loans) decreased to 34.6% in the six months ended June 30, 2017 from 36.5% in the six months ended June 30, 2016, driven by lower average interest rates in corporate segment products, which was partially offset by higher average interest rates on personal loans.

An increase in foreign trade and U.S. dollar-denominated loans, promissory notes and overdrafts reflect the growth achieved in our corporate segment portfolio since the IPO. The increase in the average balance of personal loans was driven by growth both in the consumer finance segment and in the retail segment.

The average nominal rate on our investment portfolio (which includes our income from participations in our securitization trusts) decreased to 25.1% in the six months ended June 30, 2017, from 32.8% in the six months ended June 30, 2016, primarily due to a decrease from 46.8% to 23.7% in the average nominal rate of government and corporate securities that we held due to (i) a higher proportion of U.S. dollar-denominated government and corporate securities holdings in our investment portfolio in the six month period ended in June 30, 2017 in comparison to the six month period ended in June 30, 2016, (ii) the depreciation of the Peso against the U.S. dollar at a slower pace during the six months ended June 30, 2017, which depreciation impacted the valuation in Pesos of our government and corporate securities holdings denominated in U.S. dollars, and (iii) lower interest rates in Peso-denominated instruments following the decrease in the BADLAR.

Other financial income increased by 296.2% to Ps. 211.2 million in the six months ended June 30, 2017 from Ps. 53.3 million in the six months ended June 30, 2016 due to a Ps. 155.4 million gain that resulted mainly from an increase in repo transactions in the six months ended June 30, 2017. In the six months ended June 30, 2017, we had greater liquidity as a result of the placement of Peso-linked bonds by the Bank, which added to additional sources of liquidity from remunerated accounts. Such greater liquidity was invested in securities issued by the Central Bank, which were in turn used for repo transactions, therefore increasing the average volume of repo transactions during the first six months of 2017, which in turn generated additional premium.

Financial Expenses

Our financial expenses were composed of the following:

	For The Six Months Ended June 30,		Change June 30,
	2017	2016	2017/2016
	(in thousands of Pesos)		(in percentages)

Interest on checking and savings accounts	148,794	2,625	5,568.3%
Interest on time deposits	1,151,137	1,532,604	(24.9)%
Interest on other liabilities from financial transactions	706,273	201,266	250.9%
Interest on financing from the financial sector	102,397	169,816	(39.7)%
Interest on subordinated obligations	67,491	62,263	8.4%
Other(1)	505,662	517,038	(2.2)%
Total	2,681,754	2,485,612	7.9%

(1)         Includes mainly turnover tax and payments to the deposit guarantee fund.

The following table shows our cost of funds:

	For The Six Months Ended June 30,
	2017		2016
	Average Balance	Average Nominal Rate	Average Balance	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Time Deposits	13,529,354	17.1%	11,611,466	26.4%
Ps. Time deposits	12,460,158	18.5%	10,859,835	28.1%
Foreign Exchange Time deposits	1,069,196	0.5%	751,631	1.7%
Borrowings from other financial institutions and unsubordinated negotiable obligations	6,812,369	23.7%	2,300,765	32.3%
Subordinated loans and negotiable obligations	1,369,462	9.9%	1,245,853	10.0%
Total interest-bearing liabilities	21,711,185	18.7%	15,158,084	26.0%

Low & non-interest bearing deposits
Savings accounts	10,909,179	0.0%	6,485,366	0.1%
Ps. Savings accounts	8,004,523	0.0%	5,605,739	0.1%
Foreign Exchange Savings accounts	2,904,656	0.0%	879,627	0.1%
Special checking accounts	3,408,339	8.6%	1,338,317	0.0%
Ps. Savings accounts	3,408,339	8.6%	1,338,317	0.0%
Foreign Exchange Savings accounts	—	0.0%	—	0.0%
Checking accounts	8,802,851		4,773,423
Ps. Checking accounts	6,211,562		4,279,406
Foreign Exchange Checking accounts	2,591,289		494,017
Total low & non-interest bearing deposits	23,120,369		12,597,106
Total interest-bearing liabilities & low & non-interest bearing deposits	44,831,554	9.7%	27,755,189	14.2%

The following table sets forth interest bearing deposits by denomination:

	For The Six Months Ended
	June 30,
	2017			2016
	Average Balance	Interest (Paid)	Average Nominal Rate	Average Balance	Interest (Paid)	Average Nominal Rate
	(in thousands of Pesos, except percentages)
Savings accounts
Pesos	8,004,523	1,170	0.0%	5,605,739	2,280	0.1%
Dollars	2,904,656	424	0.0%	879,627	345	0.1%
Total	10,909,179	1,594	0.0%	6,485,366	2,625	0.1%
Special checking accounts
Pesos	3,408,339	147,200	8.6%	1,338,317	—	0.0%
Dollars	—	—	0.0%	—	—	0.0%
Total	3,408,339	147,200	8.6%	1,338,317	—	0.0%
Time deposits
Pesos	12,460,158	1,154,103	18.5%	10,859,835	1,526,221	28.1%
Dollars	1,069,196	2,627	0.5%	751,631	6,383	1.7%
Total	13,529,354	1,156,730	17.1%	11,611,466	1,532,604	26.4%
Total by currency
Pesos	23,873,020	1,302,473	10.9%	17,803,891	1,528,501	17.2%
Dollars	3,973,852	3,051	0.2%	1,631,258	6,728	0.8%
Total Deposits	27,846,872	1,305,524	9.4%	19,435,149	1,535,229	15.8%

Financial expenses for the six months ended June 30, 2017 totaled Ps. 2.7 billion, a 7.9% increase from Ps. 2.5 billion for the six months ended June 30, 2016. This increase was attributable to a 61.5% increase in the average balance of our interest-bearing liabilities and low or non-interest bearing deposits, (including a 83.5% increase in low cost savings accounts and checking accounts and non-interest bearing checking accounts), coupled with a 450 basis points decrease in the average nominal rate of total interest-bearing liabilities and low or non-interest bearing deposits.

Other financial expenses for the six months ended June 30, 2017 totaled Ps. 505.7 million, compared to Ps. 517.0 million for the six months ended June 30, 2016. This decrease was mainly due to a reduction in the monthly contribution rate that banks are required to pay to fund the Deposits Guarantee Fund and a reduction in hedging costs, which was offset by the increase in turnover tax expense resulting from higher financial income.

Average balance of our interest-bearing liabilities and low or non-interest bearing deposits for the six months ended June 30, 2017 totaled Ps. 44.8 billion, compared to Ps. 27.7 billion for the six months ended June 30, 2016. This increase was mainly due to (i) a 68.2% increase to Ps. 10.9 billion in the average balance our of low cost savings accounts, (ii) a 196.1% increase to Ps. 6.8 billion, in the average balance of our borrowings from other financial institutions and medium-term negotiable obligations reflecting the Bank’s issuance of a Ps. 4,768,170,000 global term note in February 2017, (iii) a 154.7% increase to Ps. 3.4 billion in interest bearing checking accounts as a result of a new Central Bank regulation that allows Banks to pay interest on the amounts deposited in these accounts, and (iv) a 16.5% increase to Ps. 13.5 billion, in the average balance of our time deposits (including a 14.7% increase to Ps. 12.5 billion in Peso-denominated time deposits, and a 42.3% increase to Ps. 1.1 billion, in foreign currency time deposits).

Out of our total average interest-bearing deposits of Ps. 13.5 billion for the six months ended June 30, 2017, Ps. 1.1 billion were U.S. dollar-denominated deposits and Ps. 12.5 billion were Peso-denominated, compared to Ps. 751.6 million and Ps. 10.9 billion, respectively, for the six months ended June 30, 2016.

Out of our total average non interest-bearing deposits of Ps. 8.8 billion for the six months ended June 30, 2017, Ps. 2.6 billion were U.S. dollar-denominated deposits and Ps. 6.2 billion were Peso-denominated, compared to 494.0  million and Ps. 4.3 billion respectively for the six months ended June 30, 2016.

The average rate paid on interest-bearing liabilities and low or non-interest bearing deposits for the six months ended June 30, 2017 was 9.7%, 450 basis points below the 14.2% average rate for the six months ended June 30, 2016. For the six months ended June 30, 2017, Peso-denominated time deposits accrued interest at an average rate of 18.5%, 960 basis points below the 28.1% average interest rate accrued in the six months ended June 30, 2016, which is consistent with the decrease in the average BADLAR during the six months ended June 30, 2017 compared with the same period of 2016. In the six months ended June 30, 2017, U.S. dollar-denominated time deposits accrued interest at an average rate of 0.5%, 120 basis points below the 1.7% average interest rate accrued in the six months ended June 30, 2017.

Our average balance of our borrowings from other financial institutions and unsubordinated negotiable obligations in the six months ended June 30, 2017, was Ps. 6.8 billion, compared to Ps. 2.3 billion in the six months ended June 30, 2016. The average cost of borrowings from other financial institutions and unsubordinated negotiable obligations decreased 860 basis points to 23.7% in the six months ended June 30, 2017, from 32.3% in the six months ended June 30, 2016.  This was partially offset by a 83.5% increase in the average balance of our low cost savings accounts, checking accounts and non-interest bearing checking accounts.

Our average balance of our subordinated loans and subordinated negotiable obligations in the six months ended June 30, 2017 was Ps. 1.4 billion, compared to Ps. 1.2 billion in the six months ended June 30, 2016. The average rate of subordinated negotiable obligations (denominated in U.S. dollars or U.S. dollar linked) was 9.9% in the six months ended June 30, 2017 , compared to 10.0% in the six months ended June 30, 2016.

Gross Financial Margin

Gross financial margin for the six months ended June 30, 2017 amounted to Ps. 4.1 billion and the net interest margin was 19.3%, compared to Ps. 2.4 billion and 20.3% for the six months ended June 30, 2016. Net financial margin ratio stood at 17.7% compared to 18.0% in the six months ended June 30, 2016.

The improvement of gross financial margin was mainly due to (i) a 71.1%, or Ps. 19.1 billion increase in the average balance of our interest-earning assets (including repo transactions), while average interest-bearing liabilities including low or non-interest bearing deposits increased 61.5%, or Ps. 17.1 billion (including an 83.5% increase or Ps. 10.5 billion in low-cost savings accounts and non-interest bearing checking accounts) and (ii) a 450 basis points decrease in interest paid on interest-bearing liabilities and low or non-interest bearing deposits. This increase in gross financial margin was partially offset by a 600 basis points decrease in the average interest rate on assets.

This performance is further explained by the following factors: (i) higher average volumes in the loan portfolio due to the deployment of the capital raised in the IPO; (ii) the replacement of certain high-interest bearing liabilities with IPO proceeds, including the cancellation at maturity of a portion of our debt, and (iii) a reduction commencing April 7, 2016, in the monthly contribution rate banks are required to pay to fund the Deposits Guarantee Fund from 0.06% to 0.015%, returning to the previous monthly average of the daily deposits balance. This was partially offset by (i) higher average volumes in deposits following the loan growth supported by the IPO, with increases in savings and checking accounts, (ii) the increase in interest bearing checking accounts as a result of a new Central Bank regulation that allows the Bank to pay interest on the amounts deposited in these accounts. The increases in interest bearing checking accounts were invested in notes of the Central Bank which have a lower net interest margin (“NIM”) than the loan portfolio, and (iii) a Ps. 50.0 million net loss due to impact of the appreciation of the Peso against the U.S. dollar between pricing and settlement of the Ps. 4,768,170,000 global term note issued in February 2017.

The table below provides further information about NIM breakdown corresponding to the investment portfolio, loan portfolio excluding Foreign Trade and US$ loans, and the loan portfolio.

	For The Six Months Ended June 30,
	2017	2016
	(in percentages)
Net Interest Margin breakdown
Total NIM	19.3%	20.3%
Ps. NIM	22.1%	20.7%
US$ NIM	6.0%	13.7%
Loan Portfolio NIM	20.2%	20.5%
Ps. NIM	23.7%	21.7%
US$ NIM	2.9%	(3.6)%
Loan Portfolio NIM (excl. foreign trade and US$ loans)	24.8%	21.8%
Ps. NIM	23.7%	21.7%
US$ NIM(1)	0.4%	(8.5)%
Investment Portfolio NIM	15.3%	18.0%
Ps. NIM	15.0%	13.9%
US$ NIM	18.1%	50.0%

(1)         Includes mainly U.S. dollar-denominated financial leases.

The decrease in NIM mainly reflects (i) a higher proportion of the average balance of our investments in Central Bank notes in our investment portfolio as a result of additional liquidity following the issuance of medium term notes by the Bank in February 2017 and an increase in low interest-bearing special checking accounts, which have lower spreads than the Peso-denominated loan portfolio, and (ii) a higher average proportion of U.S. dollar-denominated assets and deposits, which have lower spreads than the Peso-denominated loan portfolio. The decrease in NIM was partially offset by an increase in the Ps. NIM loan portfolio, despite a 920 basis points decline in the average BADLAR, due to personal loans repricing and a decrease in the cost of funds.

Loan Loss Provisions

Loan loss provisions totaled Ps. 738.6 million in the six months ended June 30, 2017, a 54.0% increase compared to Ps. 479.6 million in the six months ended June 30, 2016, mainly due to (i) a 54.5% growth of the loan portfolio, including an increase of non-performing loans, (ii) our decision to increase our non-performing loan coverage ratio to 88.0% in June 2017 and (iii) deterioration of asset quality mostly in the consumer finance segment, which was driven by a 2016 annual inflation rate higher than the rate of adjustment of salaries achieved in collective bargaining agreements for the same period and increases in public services tariffs.

The NPL ratio decreased to 2.9% in the six months ended June 30, 2017 from 3.1% in the six months ended June 30, 2016 due to the improvement in NPL ratios in the retail and corporate segments, which accounted for 87% of our total loan portfolio. The NPL ratio decrease was partially offset by an increase in the NPL ratio in the consumer finance portfolio, which accounted for 13% of our total loan portfolio.

Retail loans showed an NPL ratio of 3.2% as of June 30, 2017, decreasing from 3.7% as of June 30, 2016. This was mainly driven by a decrease in the personal loans NPL ratio to 3.1% as of June 30, 2017 from 3.6% as of June 30, 2016 and a decrease in the credit card NPL ratio to 3.7% as of June 30, 2017 from 3.8% as of June 30, 2016.

The consumer finance segment reported an NPL ratio of 13.9% as of June 30, 2017, representing an increase from 11.1% as of June 30, 2016.

The following table shows the changes in our loan loss provisions for the periods indicated:

	For The Six Months Ended June 30,		Change June 30,
	2017	2016	2017/2016
	(in thousands of Pesos)		(in percentages)

Balance at the beginning of the year	920,208	638,648	44.1%
Provisions charged to income	738,613	479,583	54.1%
Write-offs and reversals(1)	(554,883)	(397,512)	39.6%
Other adjustments	—	—
Balance at the end of year	1,103,937	720,720	53.2%
Percentage of provisions net of write-offs and reversals	2.0%	2.0%

Provisions charged to income
Promissory notes(2)	16,475	36,164	(54.4)%
Unsecured corporate loans	9,676	22,193	(56.4)%
Overdrafts	9,635	25,096	(61.6)%
Mortgage loans	1,203	1,097	9.7%
Automobile and other secured loans	1,199	925	29.6%
Personal loans	448,122	218,932	104.7%
Credit cards loans	170,283	121,600	40.0%
Foreign Trade Loans	16,341	85	19,124.2%
Other financings	23,656	37,819	(37.4)%
Other receivables from financial transactions	33,099	4,143	698.9%
Receivables from financial leases	8,923	11,527	(22.6)%
	738,613	479,583	54.0%

Write-offs and reversals
Promissory notes	(6,690)	(26,785)	(75.0)%
Unsecured corporate loans	(3,929)	(26,409)	(85.1)%
Overdrafts	(9,742)	(22,036)	(55.8)%
Mortgage loans	—	—	0.0%
Automobile and other secured loans	(608)	(1,763)	(65.5)%
Personal loans	(341,564)	(152,064)	124.6%
Credit cards loans	(149,468)	(147,483)	1.3%
Foreign Trade Loans	—	—	0.0%
Other financings	(8,829)	(7,793)	13.3%

	For The Six Months Ended June 30,		Change June 30,
	2017	2016	2017/2016
	(in thousands of Pesos)		(in percentages)
Other receivables from financial transactions	(28,250)	(4,876)	479.4%
Receivables from financial leases	(5,802)	(8,304)	(30.1)%
	(554,883)	(397,512)	39.6%

(1)         Consists of decreases in the allowance for loan losses when the loan for which the allowance was created is no longer in our balance sheet because it has been written-off, or because it has been collected, in which case the allowance is reversed. Loans are always 100.0% provisioned before being written off.

(2)         Consists of unsecured checks and accounts receivable deriving from factoring transactions.

Troubled debt restructured loans, which typically have a higher probability of delinquency, did not represent a significant share of our total loan portfolio and, therefore, did not have a material impact on our total allowances for loan losses in these periods.

Net Services Fee Income

Our net services fee income was comprised of:

	For The Six Months Ended June 30,		Change June 30,
	2017	2016	2017/2016
	(in thousands of Pesos)		(in percentages)
Income from
Deposit Accounts	650,593	410,387	58.5%
Loan Related	79,631	68,611	16.1%
Credit and Debit Cards	710,864	509,660	39.5%
Insurances	150,519	141,360	6.5%
Check Administration Commission	105,363	86,631	21.6%
Safe Deposit Box	59,762	42,161	41.7%
Receivables from financial leases	52,536	33,530	56.7%
Financial agent for the Province of San Luis	378	45,624	(99.2)%
Payments to retirees	14,457	14,679	(1.5)%
Mutual funds management	91,932	55,158	66.7%
Other(1)	371,066	178,726	107.6%
Total income	2,287,101	1,586,527	44.2%
Expenses from
Commissions paid(2)	325,056	247,300	31.4%
Turnover tax	178,482	124,746	43.1%
Promotions related to credit cards	122,737	80,789	51.9%
Exports and foreign currency transactions	7,427	6,138	21.0%
Other	34,697	33,653	3.1%
Total expenses	668,399	492,626	35.7%
Net services fee income	1,618,702	1,093,901	48.0%

(1)         Includes fees related to securitization transactions, foreign trade and miscellaneous commissions, among others.

(2)         Includes marketing costs, ATM insurance and charges related to payment services and credit and debit cards, among others.

Net services fee income totaled Ps. 1.6 billion in the six months ended June 30, 2017, a 48.0% increase compared to Ps. 1.1 billion in the six months ended June 30, 2016.

The increase in our services fee income was driven mainly by (i) an increase in deposit account commissions, (ii) an increase in income from credit and debit cards, (iii) higher commissions charged on foreign trade transactions and higher commissions billed on health plans offered by Espacio Cordial. These increases were partially offset by a decrease in fees paid to us for services provided as financial agent for the Province of San Luis.

Service charges on deposit accounts are comprised principally of maintenance and transaction fees on checking and savings accounts. These fees increased to Ps. 650.6 million in the six months ended June 30, 2017 from Ps. 410.4 million in the six months ended June 30, 2016. This increase was due to a higher volume of checking and savings accounts, as well as an increase in fees charged per account following fees deregulation by the Central Bank.

Credit and debit card fees increased to Ps. 710.9 million in the six months ended June 30, 2017, from Ps. 509.7 million in the six months ended June 30, 2016, reflecting higher business volumes as well as an increase in fee pricing of certain items (excluding MDR (as defined in the next sentence)) as per current Central Bank regulations, which offset the reduction in credit card and debit card merchant discounted rates (“MDR”). MDR are commissions charged by the issuer of credit and debit cards on the amount of credit and debit card transactions. The maximum MDR for 2017 is 2.0%, compared to 3% for the year 2016, and the maximum debit card sales commissions for 2017 is 1.0%, compared to 1,5% for the year 2016.

On March 21, 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As part of a transition schedule, a 20.0% increase in all banking charges was authorized starting on June 1, 2016. Since September 2016, further increases in banking charges may be implemented without requiring the prior authorization of the Central Bank.

Pursuant to Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a schedule to gradually reduce, on an annual basis, credit card and debit card MDR. The maximum MDR for 2017 is 2.0%. For 2018, 2019, 2020 and 2021 onward, the MDR is set to be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 onward is set to be 0.90%, 0.80%, 0.70% and 0.60%, respectively.

Other commissions increased to Ps. 371.2 million in the six months ended June 30, 2017, from Ps. 178.7 million in the six months ended June 30, 2016, due to higher commissions charged on foreign trade transactions and higher commissions billed on the health plans offered by Espacio Cordial.

The increases described above were partially offset by Financial Agent fees charged to the Province of San Luis, which decreased to Ps. 0.4 million in the six months ended June 30, 2017, from Ps. 45.6 million in the six months ended June 30, 2016. On October 10, 2016, the Bank relinquished its right to receive an “agency” fee from the Province of San Luis, followed by the termination by the Province of San Luis of the Financial Agency Agreement effective as from February 28, 2017. See “Item 4.B Business overview—Our vision and strategy—Treasury—Public Sector and Intermediaries” in our 2016 Form 20-F for more detailed information regarding the termination of the Financial Agency Agreement.

Services fee expense increased 35-7% to Ps. 668.4 million in the six months ended June 30, 2017, from Ps. 492.6 million in the six months ended June 30, 2016. This was primary due to (i) a 31.4% or Ps. 77.8 million increase in commissions paid due to higher business volume, (ii) a 43.1% or Ps. 53.7 million increase in turnover tax and (iii) a 51.9% or Ps. 41.9 million increase in promotions related to credit cards issued by the Bank and CCF.

Income from insurance activities

This line item includes insurance premiums, net of insurance reserves and production costs, from our insurance company’s operations. Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By year end 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third party insurance company. However, due to the regulatory matters described in the “Net Service Fee Income” section in our 2016 Form 20-F, since September 1, 2016, both the Bank and CCF are self-insuring against these risks and no longer contract new credit related insurances.

Income from insurance activities in the six months ended June 30, 2017, amounted to Ps. 222.8 million, representing a 21.1% decrease from Ps. 282.3 million in the six months ended June 30, 2016.

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	For The Six Months Ended June 30,		Change June 30,
	2017	2016	2017/2016
	(in thousands of Pesos, except percentages)
Personnel expenses	2,600,779	1,761,683	47.6%
Directors’ and statutory auditors’ fees	38,130	33,086	15.2%
Other professional fees(1)	187,985	131,873	42.6%
Advertising and publicity	112,281	83,833	33.9%
Taxes(2)	263,719	221,268	19.2%
Depreciation of premises and equipment	55,702	36,873	51.1%
Amortization of other intangibles	62,006	53,055	16.9%
Other(3)	586,250	436,575	34.3%
Total	3,906,852	2,758,246	41.6%

(1)         Includes audit, legal and other professional services.

(2)         Includes tax on debits and credits, safety and hygiene tax and stamp tax.

(3)         Includes leases, security service expenses, maintenance, insurance, electricity, among others.

In the six months ended June 30, 2017, administrative expenses totaled Ps. 3.9 billion, a 41.6% increase compared to Ps. 2.8 billion recorded in the six months ended June 30, 2016. This increase was primarily due to an increase in personnel expenses, which grew by 47.6% to Ps. 2.6 billion in the six months ended June 30, 2017, from Ps. 1.8 billion in the six months ended June 30, 2016, and non-personnel administrative expenses, which grew by 31.1% in the six months ended June 30, 2017 to Ps. 1.3 billion from Ps. 996.6 million in the six months ended June 30, 2016.

Personnel administrative expenses amounted to Ps. 2.6 billion in the six months ended June 30, 2017, reflecting a 47.6% increase from the Ps. 1.8 billion recorded in the six months ended June 30, 2016. This increase was due to (i) a 23.5% increase in the average salary of the Bank’s personnel resulting from the collective bargaining agreement between Argentine banks and the banking sector federal labor union in the first quarter of 2017. This agreement determined a 19.5% increase for expected inflation during 2017, an additional increase of approximately 4.0% as a recognition of inflation during 2016, and the payment of an extraordinary amount in January 2017, (ii) salary increases (at a lower rate than the banking federal labor union increases) implemented at the Company’s other subsidiaries during the twelve-month period ended on June 30, 2017, and (iii) a 4.8% increase in the number of employees to support growth, from 4,910 employees as of June 30, 2016 to 5,146 employees as of June 30, 2017.

Non-personnel administrative expenses amounted to Ps. 1.3 billion in the six months ended June 30, 2017, reflecting a 31.1% increase from the Ps. 996.6 million recorded in the six months ended June 30, 2016.  This was due to (i) a 34.3% increase in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to Ps. 586.3 million in the six month period ended June 30, 2017, (ii) a 19.2% increase in taxes reflecting higher taxes on real estate, security service expenses and maintenance as well as higher tax charge on the debit and credit accounts, (iii) a 42.6% increase in other professional fees and (iv) a 33.9% increase in advertising and publicity expenses.

Miscellaneous Income, Net

We had miscellaneous income, net of Ps. 109.0 million for the six months ended June 30, 2017, compared to miscellaneous loss, net of Ps. 23.2 million in the six months ended June 30, 2016. This was due to (i) the sale of Viñas del Monte S.A., a non-core subsidiary of Grupo Supervielle, for Ps. 20.5 million, (ii) the sale of a non-core real estate property for Ps. 60 million and (iii) lower expenses related to the agreement with the Social Security National Administration (“ANSES”) related to senior citizen payments.

Income Tax

As of June 30, 2017, the corporate income tax rate is 35% on taxable income. Central Bank regulations do not require the recognition of deferred tax assets and liabilities. Accordingly, the Bank and CCF recognize income taxes on the basis of amounts due for the period under Argentine tax regulations.

Additionally, due to the fact that income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, financial expenses of the holding company could not be offset with taxable income while having debt securities outstanding leaving no material source of taxable income. Following the IPO, income from proceeds temporarily retained at the holding company may allow Grupo Supervielle to more than offset financial expenses paid through this vehicle and use tax credits from previous years, which in turn are expected to lower the effective tax rate.

The income tax charge for the six months ended June 30, 2017, was Ps. 399.5 million, compared to Ps. 175.7 million charged in the six months ended June 30, 2016. The increase in income tax was due to higher pre-tax income, which was partially offset by a lower effective income tax rate as a consequence of the tax payment deferral with respect to gains from the sale of non-core assets. Loan loss provisions are typically deducted on a deferred basis from taxable income and may increase or decrease the effective tax rate during any given quarter depending on the timing of such deductions, which explained the higher-than-average effective tax rate in the six months ended June 30, 2016. As of June 30, 2017, the effective tax rate was 29% compared to an effective tax rate of 34% as of June 30, 2016.

In addition, in the six months ended June 30, 2017 the return on liquid investments from cash retained at the holding company level, allowed Grupo Supervielle to use tax loss carry-forwards from previous fiscal-years, thus reducing its effective tax rate.

Results by Segments

The tables below set forth information regarding the results of our Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance and Asset Management & Other Services business segments for the six months ended June 30, 2017 and 2016.

	For the Six Months Ended June 30, 2017
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt. & Other Services	Adjustments	Consolidated Total
Financial income	2,851,499	1,532,503	1,089,892	1,316,201	40,457	20,337	(108,119)	6,742,770
Financial expenses	(825,122)	(166,096)	(1,248,583)	(624,128)	(236)	(380)	182,791	(2,681,754)
Distribution of Income (Expenses) for Treasury Funds(1)	455,303	(861,385)	406,082	—	—	—	—	—
Gross financial margin	2,481,680	505,022	247,391	692,073	40,221	19,957	74,672	4,061,016
Services Fee Income	1,337,341	345,703	34,924	613,153	—	246,673	(290,693)	2,287,101
Services Fee Expenses	(561,053)	(41,178)	(9,866)	(288,133)	—	(3,803)	235,634	(668,399)
Net Service Fee Income	776,288	304,525	25,058	325,020	—	242,870	(55,059)	1,618,702
Income from Insurance Activities	—	—	—	—	181,312	—	41,439	222,751
Net Revenue	3,257,968	809,547	272,449	1,017,093	221,533	262,827	61,052	5,902,469
Loan Loss Provisions	(336,423)	(32,876)	(1,560)	(366,386)	—	—	(1,368)	(738,613)
Direct costs	(1,830,525)	(168,428)	(53,461)	(528,797)	(71,060)	(120,322)	2,265	(2,770,328)
Indirect costs	(760,063)	(262,282)	(114,179)	—	—	—	—	(1,136,524)
Income from financial transactions	330,957	345,961	103,249	121,910	150,473	142,505	61,949	1,257,004
Miscellaneous Income / (Expenses)	59,829	25,911	2,330	(7,692)	(498)	2,295	26,819	108,994
Non-controlling interests result	—	—	—	—	—	—	(4,922)	(4,922)
Income Before Income Tax	390,786	371,872	105,579	114,218	149,975	144,800	83,846	1,361,076
Income tax	(117,888)	(115,900)	(30,861)	(31,951)	(52,174)	(50,715)	(1)	(399,490)
Net income	272,898	255,972	74,718	82,267	97,801	94,085	83,845	961,586

(1) These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

	For the Six Months Ended June 30, 2016
	(in thousands of Pesos)
	Retail Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Mgmt. & Other Services	Adjustments	Consolidated Total

Financial income	2,013,728	1,322,485	800,822	753,291	14,134	52,635	(61,469)	4,895,626
Financial expenses	(948,091)	(204,986)	(872,034)	(485,829)	(446)	(23,602)	49,376	(2,485,612)
Distribution of Income (Expenses) for Treasury Funds(1)	588,303	(880,887)	292,584	—	—	—	—	—
Gross financial margin	1,653,940	236,612	221,372	267,462	13,688	29,033	(12,093)	2,410,014
Services Fee Income	1,059,388	257,075	23,861	415,573	—	94,149	(263,519)	1,586,527
Services Fee Expenses	(465,340)	(31,346)	(3,776)	(183,533)	—	(696)	192,065	(492,626)
Net Service Fee Income	594,048	225,729	20,085	232,040	—	93,453	(71,454)	1,093,901
Income from Insurance Activities	—	—	—	—	224,179	—	58,101	282,280
Net Revenue	2,247,988	462,341	241,457	499,502	237,867	122,486	(25,446)	3,786,195
Loan Loss Provisions	(287,388)	(67,135)	—	(122,930)	—	(2,129)	(1)	(479,583)
Direct costs	(1,283,354)	(93,200)	(37,700)	(380,754)	(64,373)	(103,162)	(4,157)	(1,966,700)
Indirect costs	(535,099)	(178,071)	(78,376)	—	—	—	—	(791,546)
Income from financial transactions	142,147	123,935	125,381	(4,182)	173,494	17,195	(29,604)	548,366
Miscellaneous Income / (Expenses)	(72,032)	12,403	688	6,972	—	39,462	(10,701)	(23,208)
Non-controlling interests result	—	—	—	—	—	—	(6,889)	(6,889)
Income Before Income Tax	70,115	136,338	126,069	2,790	173,494	56,657	(47,194)	518,269
Income tax	(7,660)	(47,656)	(44,829)	5,244	(60,638)	(17,459)	(2,673)	(175,671)
Net income	62,455	88,682	81,240	8,034	112,856	39,198	(49,867)	342,598

(1) These amounts are calculated based on the funds that segments use or provide and net to zero in the consolidation process.

Below is a discussion of our results of operations by segments for the six months ended June 30, 2017 and 2016.

Retail Banking

Through the Bank, Grupo Supervielle offers its retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

Net income attributable to the Retail Banking segment in the six months ended June 30, 2017, was Ps. 272.9 million, a 337.0% increase from the Ps. 62.5 million in the six months ended June 30, 2016. This increase resulted mainly from  (i) a higher gross intermediation margin (50.0% or Ps. 827.7 million), (ii) a 30.7% or Ps. 182.2 million increase in net services fee income and (iii) net miscellaneous income of Ps. 59.8 million compared to net miscellaneous loss of Ps. 72.0 million in the six months ended June 30, 2016.  This was partially offset by a 42.5% or Ps. 772.1 million increase in administrative expenses and a 17.1% or Ps. 49.0 million increase in loan loss provisions.

Net revenues attributable to the Retail Banking segment in the six months ended June 30, 2017 were Ps. 3.3 billion, a 44.9% increase from the Ps. 1.0 billion in the six months ended June 30, 2016. The increase is mainly explained by (i) a 50.0% growth in gross financial margin, as a consequence of the combination of increases in loan volumes and interest rates on personal loans, coupled with lower cost deposits, and (ii) a 30.7% increase in net services fee income, due the positive impact of the elimination of prior authorization requirements to charge fees for new products and other fee increases starting September 2016.

Loan loss provisions amounted to Ps. 336.4 million in the six months ended June 30, 2017, Ps. 49.0 million higher than the Ps. 287.4 million in the six months ended June 30, 2016. The increase is primarily due to the growth in the loan portfolio and an increase in non-performing loans.

Direct costs increased 42.6% or Ps. 547.2 million to Ps. 1.8 billion in the six months ended June 30, 2017, compared to Ps. 1.3 billion in the six months ended June 30, 2016. The increase was due to higher personnel and operational expenses, as a consequence of vendors’ and unions’ adjustment of rates and salaries to inflation.

In the six months ended June 30, 2017, the Retail Banking segment’s loan portfolio totaled approximately Ps. 16.5 billion (US$1.0 billion), and Ps. 17.3 billion (US$1.0 billion) including the securitized loan portfolio.

In the six months ended June 30, 2017, retail deposits amounted to Ps. 29.6 billion (US$1.8 billion), a 51.6% increase from the Ps. 19.5 billion in the six months ended June 30, 2016. In the six months ended June 30, 2017, retail deposits represented 57.5% of total deposits.

As of June 30, 2017, the Bank maintained approximately 2.3 million savings accounts and 78,000 checking accounts. In the six months ended June 30, 2017, the Bank also serviced more than 760,000 product bundles for senior citizens, over 164,000 Plan Sueldo (“Payroll”) accounts and more than 45,000 product bundles for high net worth customers.

The following graph shows the total loan portfolio (with and without the securitized portfolio) breakdown of the Retail Banking segment for each of the quarters indicated.

Corporate Banking

Through the Bank, Grupo Supervielle offers Large Corporates, Middle-Market Companies and SMEs a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management.

Net income attributable to the Corporate Banking segment in the six months ended June 30, 2017, was Ps. 255.8 million, Ps. 167.3 million higher than Ps. 88.7 million in the six months ended June 30, 2016. The increase resulted mainly from (i) higher gross intermediation margin (113.4% or Ps. 268.4 million), (ii) a 34.9% or Ps. 78.8 million increase in net service fee income, (iii) a 51.0% or Ps. 34.3 million decrease in loan loss provisions and (iv) miscellaneous income of Ps. 25.9 million compared to a Ps. 12.4 million income in the six months ended June 30, 2016. This was partially offset by (i) a 58.8% or Ps. 159.4 million increase in administrative expenses to support business growth and (ii) a 143.2% or Ps. 68.2 million increase in income tax.

Net revenues attributable to the Corporate Banking segment in the six months ended June 30, 2017, were Ps. 809.5 million, 75.1% or Ps. 347.2 million higher than Ps. 462.3 million in the six months ended June 30, 2016. The increase was primarily due to the 113.4% increase in gross financial margin reflecting (i) higher loan volume, (ii) a decrease in financial expenses from lower average cost of deposits, (iii) lower expenses on deposits from treasury funds, and (iv) a 34.9% growth in net services fee income, largely driven by deposit account commissions and fees on foreign trade loans.

Loan loss provisions amounted to Ps. 32.9 million in the six months ended June 30, 2017, 51.0% higher than the Ps. 67.1 million recorded in the six months ended June 30, 2016.

Direct costs increased 80.7% or Ps. 75.2 million to Ps. 168.4 million in the six months ended June 30, 2017, compared to Ps. 93.2 million in the six months ended June 30, 2016. This increase was due to higher personnel and operational expenses, as a consequence of vendors’ and unions’ adjustment of rates and salaries to inflation.

In the six months ended June 30, 2017, the Corporate Banking segment’s loan portfolio (including Loans and Receivables from financial leasing) totaled approximately Ps. 20.5 billion (US$1.2 billion), as we leveraged our higher capital base to increase the average loan size per client. Including the securitized portfolio, total loans amounted to Ps. 20.5 billion (US$1.2 billion), a 78.2% increase compared to the six months ended June 30, 2016.

The Corporate Banking segment’s total deposits in the six months ended June 30, 2017, amounted to Ps. 2.9 billion (US$189.2 million), a 27.3% increase from Ps. 2.3 billion in the six months ended June 30, 2016. However, the higher cost of corporate deposits grew at a lower rate than retail deposits as we leveraged our retail oriented franchise and issued medium-term notes, which provided a longer tenor than corporate deposits.  As a result, corporate deposits fell to 18% of total deposits in in the six months ended June 30, 2017, from 21% in the six months ended June 30, 2016.

The following graph shows the total loan portfolio (with and without the securitized portfolio) breakdown of the Corporate Banking segment for each of the quarters indicated.

Treasury

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail, Corporate Banking and Treasury segments. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products, such as debt securities, and develops businesses with wholesale financial and non-financial clients.

Net income attributable to the Treasury Segment in the six months ended June 30, 2017 was Ps. 74,7 million, Ps. 6.5 million lower than the Ps. 81.2 million recorded in the six months ended June 30, 2016. The 8.0% decline in net income is explained by a 44.4% or Ps. 51.6 million increase in administrative expenses while gross financial margin increased 11.8% or a Ps. 26.0 million increase. The increase in gross financial margin was impacted by higher financial expenses from the issuance in February 2017 of the Ps. 4,768,170,000 global term note.

Net revenues attributable to the Treasury Segment in the six months ended June 30, 2017, were Ps. 272.4 million, Ps. 31.0 million higher than the Ps. 241.5 million recorded in the six months ended June 30, 2016, due to (i) the 11.8% increase in gross financial margin driven by trading gains, which were partially offset by higher financial expenses from the issuance in February 2017 of the Ps. 4,768,170,000 global term note, and (ii) a 24.8% or Ps. 4.5 million increase to Ps. 25.1 million in net service fee income mainly due to higher commissions on the issuance of third party corporate notes.

The Treasury Segment’s government and corporate securities portfolio amounted to Ps. 7.5 billion in the first six months of 2017, a 65.6% increase from Ps. 4.5 billion recorded in the six months ended June 30, 2016. This was due to (i) the temporary investment of interest-bearing checking accounts following the Central Bank decision to authorize banks to remunerate amounts deposited in these accounts and (ii) the temporary investment of the funds received from the issuance in February 2017 of the Ps. 4,768,170,000 global term note  while the Bank started to deploy these funds.

Direct costs amounted to Ps. 53.5 million in the six months ended June 30, 2017, compared to Ps. 37.7 million in the first six months of 2016.

Consumer Financing

Through CCF and Tarjeta, we offer credit card services and loans to the middle and lower-middle-income sectors.  Through an exclusive agreement with Walmart Argentina, our offer of products includes consumer loans, credit cards and insurance products.

Net income attributable to the Consumer Financing segment in the six months ended June 30, 2017, was Ps. 82.3 million, Ps. 74.2 million higher than the Ps. 8.0 million in the six months ended June 30, 2016.

The increase was mainly driven by the 59.9% increase in the loan portfolio and its repricing after the lifting of interest rate caps in December 2015, while cost of funds decreased, which in turn offset higher loan loss provisions following the asset quality deterioration in this segment.

Net revenues attributable to the Consumer Finance Segment in the six months ended June 30, 2017, were Ps. 1.0 billion, Ps. 517.6 million higher than the Ps. 499.5 million in the six months ended June 30, 2016. Annual increases of 158.8% in gross intermediation margin and 40.1% in net service fee income were the main drivers behind the growth in net revenues.

Loan loss provisions amounted to Ps. 366.4 million in the six months ended June 30, 2017, Ps. 243.5 million higher than the Ps. 122.9 million in the six months ended June 30, 2016. This was due to a 59-9% growth of the loan portfolio, which included an increase in non-performing loans, (ii) our decision to increase our non-performing loan coverage ratio to 88.0% in the six months ended June 30, 2017 from 83.2% for the six months ended June 30, 2016 and (iii) the deterioration in asset quality mostly in the consumer finance segment, which was prompted by increases in public service tariffs and in transportation fares.

Direct costs increased 38.9% or Ps. 148.0 million to Ps. 528.8 million in the six months ended June 30, 2017, compared to Ps. 380.8 million in the six months ended June 30, 2016. The increase was due to higher personnel and operational expenses, as a consequence of vendors’ and unions’ adjustment of rates and salaries to inflation.

The Consumer Financing segment’s loan portfolio totaled approximately Ps. 4.3 billion (US$275.4 million) at June 30, 2017. Including the securitized loan portfolio, total loans amounted Ps. 5.6 billion (US$337.0 million) increasing 59.9% in the six months ended June 30, 2017, from Ps. 3.5 billion registered in the six months ended June 30, 2016.

The following graph shows the total loan portfolio (with and without the securitized portfolio) breakdown of the Consumer Financing segment for each of the quarters indicated.

Insurance

Through Supervielle Seguros, Grupo Supervielle offers insurance products, primarily personal accidents insurance, protected bag insurance and life insurance. All insurance products are offered to all our customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of our customers as well.

Net income attributable to the insurance segment in the six months ended June 30, 2017, was Ps. 97.8 million, compared to Ps. 112.9 million in the six months ended June 30, 2016.

Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. However, as mentioned above, since September 1, 2016, both the Bank and CCF are now self-insuring these risks and no longer contract new credit related insurances. We intend to continue to expand this business and launch new insurance products previously offered to our customers by other insurance companies.

Gross financial margin in the six months ended June 30, 2017, was Ps. 40.2 million, a 193.8% increase compared to the Ps. 13.7 million recorded in the six months ended June 30, 2016.

Income from insurance activities amounted to Ps. 181.3 million in the six months ended June 30, 2017, compared to the Ps. 22.2 million recorded in the six months ended June 30, 2016.

Net revenues attributable to Supervielle Seguros in the six months ended June 30, 2017, were Ps. 221.5 million, compared to Ps. 237.9 million in the six months ended June 30, 2016.

Direct costs were Ps. 71.1 million in the six months ended June 30, 2017, compared to Ps. 64.4 million recorded in the six months ended June 30, 2016.

Asset Management & Other Services

Grupo Supervielle offers a variety of other services, including mutual fund products through Supervielle Asset Management and non-financial products and services through Espacio Cordial. Until March 31, 2017, Grupo Supervielle offered microcredit financing through Cordial Microfinanzas. On March 31, 2017, we and the Bank sold our shares of Cordial Microfinanzas to Ciudad Microempresas.

Net income in the six months ended June 30, 2017, was Ps. 94.1 million, Ps. 54.9 million higher than the Ps. 39.2 million recorded in the six months ended June 30, 2016.

Net revenues attributable to the Asset Management & Other Services segment in the six months ended June 30, 2017, were Ps. 262.8 million, Ps. 140.3 million or 114.6% higher than Ps. 122.5 million in the six months ended June 30, 2016.

The increase in net revenues was mainly driven by the 159.9% rise in net service fee income reflecting the successful cross-selling initiatives to leverage our compelling financial product offering both through the asset management business and the non-financial products and services sold by Espacio Cordial.

Net revenue growth was supported by (i) the Ps. 121.1 million increase in net services fee income to Ps. 151.7 million from Ps. 30.6 million in the six months ended June 30, 2016 resulting from Espacio Cordial’s fee income, and (ii) the Ps. 36.0 million increase in net service fee income to Ps. 91.2 million from Ps. 55.2 million in the six months ended June 30, 2016 resulting from SAM.

Direct costs increased 16.6% or Ps. 17.2 to Ps. 120.3 million in the six months ended June 30, 2017, compared to Ps. 103.2 million in the six months ended June 30, 2016.

Adjustments

Financial expenses and other results incurred by Grupo Supervielle at the holding level, and transactions between segments, are not allocated to any particular segment for internal reporting purposes, and are disclosed under “Adjustments” to reconcile the total of each line item with the amounts appearing in our statement of income. Inter-segment transactions offset each other and do not impact total direct earnings on a consolidated basis. Other results not allocated to segments totaled gains of Ps. 83.8 million in the six months ended June 30, 2017, and losses of Ps. 49.9 million in the six months ended June 30, 2016.

Financial income of Grupo Supervielle at the holding level in the six months ended June 30, 2017, were higher than in the six months ended June 30, 2016, mainly due to the investment of the funds retained at the holding level after the IPO.

Financial expenses of Grupo Supervielle at the holding level in the six months ended June 30, 2017, were lower than in the six months ended June 30, 2016, mainly due to a significant decrease in the amount of debt outstanding.

Below we present a summary of items recorded by Grupo Supervielle at the holding level, as well as by Sofital, excluding inter-segment transactions, for the six months ended June 30, 2017 and 2016:

	For the Six Months Ended June 30,
	2017		2016
	(in thousands of Pesos)
	Grupo Supervielle	Sofital	Grupo Supervielle	Sofital
Financial income	83,080	419	63,052	226
Financial expenses	(8,624)	—	(83,547)	—
Gross financial margin	74,456	419	(20,495)	226

Services Fee Income	31,458	—	16,215	—
Services Fee Expenses	(1,573)	—	—	—
Net Service Fee Income	29,885	—	16,215	—

Net Revenue	104,341	419	(4,280)	226

Loan Loss Provisions	—	(1,369)	—	—
Direct costs	(42,344)	(656)	(32,869)	(205)
Income from financial transactions	61,997	(1,606)	(37,149)	21

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of June 30,		As of December 31,
	2017		2016
	Amount	%	Amount	%
	(in thousands of Pesos, except percentages)
Cash and due from banks	9,866,215	14.7%	8,166,132	15.3%
Investment Portfolio
Government and corporate securities	3,775,294	5.6%	945,991	1.8%
Participation in our securitization trusts	876,759	1.3%	631,251	1.2%
Securities issued by the Central Bank	3,910,183	5.8%	1,414,053	2.7%
Loans and Financing Portfolio	43,046,627	64.1%	38,037,051	71.5%
Other assets (1)	5,708,152	8.5%	4,011,564	7.5%
Total	67,183,230	100.0%	53,206,042	100.0%

(1)         Includes mainly other receivables from financial transactions, equity investments, miscellaneous receivables, bank premises and equipment, miscellaneous assets, and intangible assets.

Ps. 65.3 billion, or 97.2% of our total assets as of June 30, 2017, were owned by the Bank and CCF. As of June 30, 2017, our total direct exposure to the non-financial public sector amounted to Ps. 4,1 billion. Our exposure to the non-financial public sector is primarily composed of our holdings of government securities, which as of June 30, 2017 amounted to Ps. 3.8 billion.

Item 5.B                Liquidity and Capital Resources

Our main source of liquidity is the Bank’s deposit base. The Bank, CCF and Tarjeta also securitize portions of their loan portfolios to generate liquidity for their operations. CCF also receives deposits and interbank calls and issues short-term debt securities in the Argentine capital markets for financing. Additionally, long-term financing and capital contributions enable us to cover most of our liquidity requirements.

Consolidated Cash Flows

The table below summarizes the information of cash flows from our Unaudited Interim Financial Statements for the six months ended June 30, 2017 and 2016, which is also discussed in more detail below:

	For the Six Months Ended June 30,
	2017	2016
	(in thousands of Pesos)

Funds at the beginning of the period	9,688,554	7,616,502

Funds provided by (used in) operating activities	934,127	(4,092,273)
Government and corporate securities	(1,151,419)	(3,353,162)
Net increase in loans	(57,164)	(1,578,408)
Net increase in deposits	5,605,892	2,378,765
Net operating income from services	1,882,672	1,425,669
Administrative expenses	(3,759,805)	(2,638,591)
Other	(1,586,049)	(326,546)

Funds provided by (used in) investing activities	185,395	(78,727)
Net payments in bank premises and equipment and miscellaneous assets	127,553	(78,727)
Payments for purchases of equity interests in other companies	58,575	—
Other	(733)	—

Funds provided by financing activities	3,752,646	2,860,075
Funds provided by (used in) unsubordinated negotiable obligations	4,324,576	(417,183)
Funds used in subordinated negotiable obligations	(66,598)	(59,555)
Funds provided by (used in) banks and international entities	(437,692)	35,108
Capital increase	—	3,337,341
Payment of dividends	(65,500)	(25,503)
Other	(2,140)	(10,133)

Effect of exchange rate on cash and cash equivalents	295,669	231,613

Funds at the end of the period	14,856,391	6,537,190

Management believes that cash flows from operations and available cash and cash equivalent balances will be sufficient to fund our financial commitments and capital expenditures for 2017.

Cash Flows from Operating Activities

In the six months ended June 30, 2017, operating activities provided Ps. 934,1 million of net cash, compared to Ps. 4.1 billion of net cash used in the six months ended June 30, 2016. Net increase in loans amounted to Ps. 57.2 million used in the six months ended June 30, 2017, compared to an increase of Ps. 1.6 billion used in the six months ended June 30, 2016. Net operating income from services increased to Ps. 1.9 billion in the six months ended June 30, 2017 from Ps. 1.4 billion in the six months ended June 30, 2016. Net increase in deposits amounted to Ps. 5.6 billion in the six months ended June 30, 2017 compared to a net increase of Ps. 2.4 billion in the six months ended June 30, 2016. Administrative expenses increased to Ps. 3.8 billion in the six months ended June 30, 2017 compared to Ps. 2.6 billion in the six months ended June 30, 2016. Our holding of marketable securities used Ps. 1.2 billion in the six months ended June 30, 2017 compared to Ps. 3.4 billion used in the six months ended June 30, 2016.

Cash Flows from Investing Activities

In the six months ended June 30, 2017, we provided Ps. 185.4 million of net cash in our investing activities, compared to Ps. 78.7 of net cash used in the six months ended June 30, 2016. This increase was mainly caused by the sale of Cordial Microfinanzas in the first quarter of 2017 and the sale of two non-core assets, Viñas del Monte S.A. and a real estate property in the second quarter of 2017.

Cash Flows from Financing Activities

In the six months ended June 30, 2017, net cash provided by financing activities totaled Ps. 3.8 billion compared to Ps. 2.9 million of net cash provided for financing activities in the six months ended June 30, 2016.

In the six months ended June 30, 2017, funds used to make payments under unsubordinated negotiable obligations totaled Ps. 4.3 billion due to the placement of the Ps. 4,768,170,000 global bond, compared to Ps. 417.2 million used for financing activities in the six months ended June 30, 2016. Funds used to make payments under subordinated negotiable obligations totaled Ps. 66.6 million in the six months ended June 30, 2017 compared to Ps. 59.6 million used for financing activities in the six months ended June 30, 2016. Funds borrowed from foreign financial institutions to increase our financing with respect to foreign exchange related loans totaled Ps. 437.7 million in the six months ended June 30, 2017, compared to Ps. 35.1 million provided in the six months ended June 30, 2016.

Funding

Deposits

Our major source of funding is the Bank’s significant deposit base comprised of checking, savings accounts and time deposits from the Bank and CCF. The following table presents the composition of our consolidated deposits as of June 30, 2017 and December 31, 2016:

	As of June 30,	As of December 31,
	2017	2016
	(in thousands of Pesos)
From the non-financial public sector	6,369,441	2,587,253
% of deposits	14.9%	7.2%
From the financial sector	7,936	9,326
% of deposits	0.0%	0.0%
From the non-financial private sector and foreign residents
Checking accounts	4,581,001	4,361,405
% of deposits	10.7%	12.1%
Savings accounts	18,654,264	13,205,937
% of deposits	43.6%	36.8%
Time deposits	11,067,715	11,677,322
% of deposits	25.8%	32.5%
Investment accounts	200,000	375,000
% of deposits	0.5%	1.0%
Others	1,773,786	3,510,701
% of deposits	4.1%	9.8%
Interest and differences in exchange rates payable	177,470	170,920
% of deposits	0.4%	0.5%
Total	42,831,613	35,897,864

Total deposits increased 19.3% in the six months ended June 30, 2017. The Bank’s deposits from the non-financial public sector increased 146.2%, to represent 14.9% of our total deposits as of June 30, 2017.

As a result of the importance of our sizeable deposit network franchise, retail deposits continued to represent a high portion of total deposits. As of June 30, 2017, retail deposits represented 57.5% of total deposits compared to 59.6% as of December 31, 2016.

Total deposits from the private sector increased 9.5% in the six months ended June 30, 2017, above the 8.9% increase in deposits from the private sector in the Argentine financial system as a whole in the same period Private sector deposits in savings accounts and time deposits increased 41.3% and decreased 5.2%, respectively, in the six months ended June 30, 2017.

As of June 30, 2017, savings accounts denominated in Pesos, which represented 75% of total savings accounts, increased 68.6% when compared to savings accounts denominated in Pesos as of December 31, 2016. The remaining 25% was represented by U.S. dollar-denominated savings accounts, which increased 57.2% when compared to savings accounts denominated in U.S. dollars.

Securitization Transactions

In the six months ended June 30, 2017, CCF and the Bank transferred loans to securitization trusts in an aggregate amount of Ps. 2.3 billion and these trusts issued trust securities for an aggregate amount of Ps. 2.3 billion. As of June 30, 2017, CCF and the Bank held shares in trusts through senior debt securities and certificates of participation for Ps. 664.3 million and Ps. 212.5 million, respectively.

Our holdings of participation certificates issued by trusts in Pesos are valued at their equity value estimated at the end of each fiscal year, following each trust’s audited consolidated financial statements. Our holdings of debt securities issued by trusts are valued based on principal plus accrued interest. Each trust records allowances for loan losses for the securitized loan portfolio in accordance with Central Bank regulations. Although historically we have not experienced losses on our participation certificates in, or subordinated debt securities issued by, financial trusts created to securitize loans, we cannot assure you that we will not incur such losses in the future.

Financings

Grupo Supervielle - Global Corporate Notes

At our ordinary and extraordinary shareholders’ meeting held on April 19, 2016, our shareholders  approved the creation of a new global notes program for the issuance of short, medium and/or long-term notes of up to a total outstanding amount of Ps. 1,000,000,000 (or its equivalent in other currencies).

As of June 30, 2017, Grupo Supervielle had one series of notes outstanding under its short, medium and/or long-term global notes program.  This series was our Series XIII Peso-denominated notes due January 31, 2019.  These notes were issued on January 31, 2017 in the aggregate principal amount of Ps. 23.1 million.  The Series XIII notes earn interest at a floating rate of BADLAR – Private Banks plus 4.65%.  As of June 30, 2017, Ps. 23.1 million was outstanding under the notes.

The proceeds from the placement of the notes were used in accordance with Article 36 of the Law of Negotiable Obligations for the payment of financial liabilities and working capital needs in Argentina.

Bank —Peso-denominated Notes

On November 20, 2015, the Bank issued unsubordinated “Series V” notes in an aggregate principal amount of Ps. 340.1 million at a floating rate of BADLAR — Private Banks plus 4.5% due May 2017, and were repaid in full.

At the Bank’s ordinary shareholders’ meeting held on April 15, 2016, the Bank’s shareholders voted to increase its Peso-denominated global notes program from Ps. 750.0 million to Ps. 2.0 billion (or its equivalent in foreign currency).

On October 12, 2016, the Bank issued unsubordinated “Series VI” notes in an aggregate principal amount of Ps. 422.0 million at a floating rate of BADLAR — Private Banks plus 3.5% due October 2017.

Bank — Foreign currency-denominated Subordinated Notes

On November 11, 2010, the Bank issued 11.375% US$50 million “Series I” subordinated notes due November 11, 2017. Interest payments on the Series I notes are paid on May 11 and November 11 every year. These notes are governed by New York law. As of June 30, 2017, the Series I notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps. 841.1 million.

On August 20, 2013, the Bank issued 7.0% US$22.5 million “Series III” subordinated notes due August 20, 2020. Interest payments on the Series III notes are payable biannually and payments commenced on February 20, 2014. These notes are governed by Argentine law. As of June 30, 2017, the Series III notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps. 381.0 million.

On November 18, 2014, the Bank issued 7.0% US$13.4 million “Series IV” subordinated notes due November 18, 2021. Interest payments on the Series IV notes are payable biannually and payments commenced on May 18, 2015. These notes are governed by Argentine law. As of June 30, 2017, the Series IV notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps. 224.6 million.

On November 15, 2016, the Bank issued 3.5% US$269.1 million “Series VII” subordinated notes due November 17, 2017. Interest payments on the Series VII notes are payable biannually and payments commenced on February 17, 2017. These notes are governed by Argentine law. As of June 30, 2017, the Series VII notes were recorded in the “Subordinated Negotiable Obligations” line item in an amount outstanding of Ps. 268.7 million.

Global Program for the Issuance of Medium Term Securities for up to F/V US$ 800,000,000

On September 22, 2016, the general ordinary and extraordinary shareholders’ meeting No. 117 approved the creation of a global program for the issuance of negotiable obligations for an outstanding maximum amount at any time during the validity of the program of US$800,000,000. The program was authorized by the National Securities Commission on November 24, 2016, through Resolution No. 18,376.

On November 23, 2016, the Board approved the issuance of Class A Negotiable Obligations for F/V US$300,000,000. The bidding period closed on February 2, 2017.

The following describes the main terms and conditions of the issuance:

•                                          Class: “A” Floating Rate.

•                                          Amount: Ps. 4,768,170,000.

•                                          Type: Negotiable obligations will be unsubordinated liabilities of the Bank.

•                                          Maturity date: August 9, 2020.

•                                          Interest rate: Floating BADLAR of private banks + 4.5%.

•                                          Interest payment date: Interests accrued by negotiable obligations will be paid on a three-month basis, making the first payment on May 9, 2017.

•                                          Amortization: Capital to be paid on two installments: 50.0% on February 9, 2020, and the remaining 50.0% on August 9, 2020.

•                                          Applicable law and jurisdiction: Negotiable obligations shall be governed by and be interpreted pursuant to Argentine laws.

As of June 30, 2017, the above-mentioned notes were recorded in the “Other receivables from financial transactions — Unsubordinated Notes” line item in an amount of Ps. 4.7 billion.

Bank - Foreign Trade Programs

On April 25, 2007, the Bank entered into a trade facility with the International Finance Corporation (“IFC”) for a maximum amount of US$10 million, which entitles the Bank to request IFC guarantees to secure certain of its trade-related obligations and trade-related obligations of third parties, such as stand-by letters of credit. In May 2014, the amount under the facility was increased to US$20 million and in November 2015 it was increased again to US$30 million. As of June 30, 2017, the Bank’s obligations under this facility totaled US$4.6 million.

In addition, on May 27, 2009, the Bank entered into an Issuing Bank Agreement and a Confirming Bank Agreement with the Inter-American Development Bank (the “IDB”), under the IDB’s Trade Finance Facilitation Program for a maximum amount of US$10 million. Pursuant to these agreements, the Bank may request IDB credit guarantees and confirm IDB credit guarantees received by third parties. In September 2012, the amount under the facility was increased to US$15 million. The Bank’s aggregate current exposure under the facilities may not exceed US$15 million, which will be used to cover the risks inherent in the confirmation of letters of credit, promissory notes, bid performance bonds and other similar instruments used in foreign trade operations. As of June 30, 2017, no in-force operations with coverage of the IDB under the Issuing Bank Agreement were recorded.

Obligations under the Issuing Bank Agreement and the Confirming Bank Agreement include the preparation of reports at regular intervals and abiding by certain financial ratios related to solvency, credit risk, restricted assets, and exposure to foreign currency and interest rate risk.

CCF — Notes

As of June 30, 2017, CCF had the following outstanding series of notes under its Ps. 500 million global program:

	Date of issuance	Currency	Amount outstanding as of issuance date	Amount outstanding as of June 30, 2017	Rate	Maturity date
Series X	May 19, 2016	Pesos	199,000,000	199,000,000	Floating + 5.50% (BADLAR - Private Banks)	November 19, 2017
Series XI	October 25, 2016	Pesos	200,000,000	200,000,000	Floating + 3.57% (BADLAR - Private Banks)	April 24, 2018

As of June 30, 2017, CCF had the following outstanding series of notes under its Ps. 1 billion global program:

	Date of issuance	Currency	Amount outstanding as of issuance date	Amount outstanding as of June 30, 2017	Rate	Maturity date
Series XII	December 23, 2016	Pesos	154,214,000	154,214,000	Fixed 23.0%	December 23, 2017
Series XIII	December 23, 2016	Pesos	151,429,000	151,429,000	Floating + 4.99% (BADLAR - Private Banks)	June 23, 2018
Series XIV	May 11, 2017	Pesos	558,000,000	554,419.000	Floating + 3.50% (BADLAR - Private Banks)	May 11, 2019

As of June 30, 2017, the Bank held in its portfolio negotiable obligations Class X issued by CCF for the amount of Ps. 2 million.

As of December 31, 2016, the Bank held in its portfolio negotiable obligations Class IX and X, issued by CCF, for the amount of Ps. 5 million and Ps. 2 million, respectively.

As of June 30, 2017, outstanding unsubordinated negotiable obligations of CCF totaled Ps. 1.3 billion.

As of May 8, 2017, the placement of CCF Series XIV negotiable obligations was completed. The amount of this issuance was Ps. 558.0 million and will accrue interest at a variable rate equivalent to adjusted BADLAR plus 3.5% until its maturity on May 10, 2019.

CCF — Syndicated Loans

On May 18, 2016, CCF entered into a loan contract called “Syndicated Loan V” with the banks set forth in the table below for Ps. 335.0 million bearing interest at a floating rate of BADLAR — Private Banks plus 5.5 basis points. The loan was repaid as of April 3, 2017. Interest payments are made monthly. Banco Santander Río S.A. is the administrative agent under this loan.

Bank	Share of Syndicated Loan (Pesos)
Banco Santander Río S.A	100,000,000
Banco de la Pampa S.E.M.	15,000,000
Banco de la Provincia de Córdoba S.A.	30,000,000
Banco Hipotecario S.A.	60,000,000
BACS Banco de Crédito y Securitización S.A.	30,000,000
Banco de San Juan S.A	20,000,000
Banco Macro S.A.	100,000,000

Consolidated Capital

The table below shows information on our shareholders’ equity as of the dates indicated.

	As of June 30,	As of December 31,
	2017	2016
	(in thousands of Pesos, except percentages)
Shareholders’ equity	7,827,637	6,931,551
Average shareholders’ equity(1)	7,220,938	4,986,499
Shareholders’ equity as a percentage of total assets	11.7%	13.0%
Average shareholders’ equity as a percentage of average total assets	11.7%	12.0%
Total liabilities as a multiple of total shareholders’ equity	7.6 x	6.7 x
Tangible shareholders’ equity(2) as a percentage of Total Tangible Assets(3)	11.3%	12.6%

(1)         Calculated on a daily basis.

(2)         Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

(3)         Represents total assets minus intangible assets.

The table below shows information on the Bank and CCF’s consolidated computable regulatory capital, and minimum capital requirements as of the dates indicated.

	As of June 30,	As of December 31,
Total Capital	2017	2016
	(in thousands of Pesos, except percentages)
Tier 1 Capital
Paid in share capital common stock	642,877	638,283
Irrevocable capital contributions	—	—
Share premiums	2,149,327	2,058,921
Disclosed reserves and retained earnings	3,173,755	2,248,406
Non-controlling interests	41,447	32,743
100.0% of results	246,046	531,223
50.0% of positive results	215,435	197,063
Sub-Total: Gross Tier I Capital	6,468,887	5,706,639
Deduct:
All Intangibles	270,601	281,112
Pending items	38,545	30,693
Other deductions	35,652	26,866
Total Deductions	344,798	338,671
Sub-Total: Tier I Capital	6,124,088	5,367,968
Tier 2 Capital
General provisions/general loan-loss reserves 50.0%	422,608	389,142
Subordinated term debt	408,298	389,743
Sub-Total: Tier 2 Capital	830,906	778,885
Total Capital	6,954,994	6,146,853
Credit risk weighted assets(1)	47,698,393	39,678,311
Risk weighted assets(2)	59,240,056	49,168,958
Tier 1 Capital / Credit risk weighted assets	12.8%	13.5%
Tier 1 Capital / Risk weighted assets	10.3%	10.9%
Regulatory Capital / Credit risk weighted assets	14.6%	15.5%
Regulatory Capital / Risk weighted assets	11.7%	12.5%

(1)         Credit risk weighted assets is calculated by applying the respective credit risk-weights to our assets, following Central Bank regulations. It does not include market risk or operational risk.

(2)         Risk weighted assets is calculated by multiplying the required minimum capital under Central Bank regulations by 12.5. The minimum capital requirement includes credit risk, market risk and operational risk. This calculation has been applicable since 2013.

Capital Expenditures

In the course of our business, our capital expenditures are mainly related to infrastructure and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets.

We expect most of our capital expenditures in 2017 to be related to infrastructure, IT systems development and properties. We anticipate to fund such capital expenditures with cash flow from operating activities.

Research and Development, patents and licenses, etc.

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses. See “Item 4.B Business overview—Technology” in our 2016 Form 20-F.

Off-balance sheet arrangements

Our off-balance sheet risk mainly arises from the Bank’s activities.

In the normal course of its business, the Bank is a party to financial instruments with off-balance sheet risk which are entered into in order to meet the financing needs of its customers. These instruments expose us to credit risk in addition to the amounts recognized on our consolidated balance sheets. These financial instruments include stand-by letters of credit and guarantees granted.

We also have off-balance sheet commercial commitments arising from our lease agreements for our administrative buildings and offices (including our headquarters), branches, senior citizen service centers, sales and collection centers and storage properties. See “Stand-by Letters of Credit and Guarantees Granted”  and “Commitments under Lease Agreements sections” in Item 5.F of our 2016 Form 20-F.

Contractual Obligations

The table below identifies the principal amounts of our main on-balance sheet contractual obligations, their currency of denomination, remaining maturity, interest rate and the breakdown of payments due as of June 30, 2017.

	Amounts due by period(1)
	Maturity	Annual Interest Rate	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total at June 30, 2017
	(in thousands of Pesos)
Deposits	2017-2019	Various	43,265,580	964,133	—	—	44,229,713
Central Bank	2017		5,928	—	—	—	5,928
International banks and institutions			431,094	—	—	—	431,094
Short-Term Financial Loans (US$)		1.2%-4.4%	431,094	—	—	—	431,094
Financing received from Argentine financial institutions			1,561,039	39,495	7,480	—	1,608,014
Short-Term Financial Loans (Pesos)		18.8%-42.0%	34,148	36,920	7,480	—	78,547
Long-Term Financial Loans (Pesos)			99,068	2,575	—	—	101,643
Call Operations	2017	22%-27%	1,401,524	—	—	—	1,401,524
Overdraft			26,299	—	—	—	26,299
Unsubordinated corporate bonds			1,261,633	9,630,782	—	—	10,892,414
Negotiable Obligation (Pesos) Class XIII	2019	BADLAR + 6.25%	2,053	30,728	—	—	32,781
Negotiable Obligation (Pesos) Class VI	2018	BADLAR + 3.5%	31,714	533,303	—	—	565,016
Negotiable Obligation (Pesos) Class VII	2017	BADLAR + 3.5%	296,323	—	—	—	296,323
Negotiable Obligation (Pesos) Class A	2017	BADLAR + 4.5%	454,805	7,913,905	—	—	8,368,710
Negotiable Obligation (Pesos) Class X	2017	BADLAR + 5.5%	219,419	—	—	—	219,419
Negotiable Obligation (Pesos) Class XI	2017	BADLAR + 3.6%	16,764	226,303	—	—	243,067

	Amounts due by period(1)
	Maturity	Annual Interest Rate	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total at June 30, 2017
			(in thousands of Pesos)
Negotiable Obligation (Pesos) Class XII	2017	FIXED 24.9%	173,260	—	—	—	173,260
Negotiable Obligation (Pesos) Class XIII	2018	BADLAR + 4.0%	19,258	171,344	—	—	190,602
Negotiable Obligation (Pesos) Class XIV	2019	BADLAR + 3.5%	48,036	755,199	—	—	803,235
Subordinated loan	2017-2021	7.0%-11.4%	899,302	500,601	238,934	—	1,638,838
Others			2,161,573	—	—	—	2,161,573
Total			49,586,149	11,135,012	246,414	—	60,967,575

(1)          Reflects penalties payable to the Central Bank in connection with the Bank’s clients’ bounced checks.

Stand-by Letters of Credit and Guarantees Granted

Stand-by letters of credit and guarantees granted are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Guarantees granted are surety guarantees in connection with transactions between two parties.

We use the same credit policies in issuing stand-by letters of credit and making guarantees as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent unusual credit risk.

The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the commitment, or we fulfill our obligation under the guarantee but the counterparty subsequently fails to perform according to the terms of the contract. Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring or without being drawn. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements. Further, certain commitments, primarily related to consumer financing are cancelable, upon notice, at our option.

The following table sets forth the maximum potential amount of future payments under stand-by letters of credit and financial guarantees.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total at June 30, 2017
	(in thousands of Pesos)

Guarantees	166,203	120,102	30,598	274,498	591,401
Stand-by letters of credit and acceptances	107,919	—	—	—	107,919
Total Off Balance Sheet	274,122	120,102	30,598	274,498	699,320

Commitments under Lease Agreements

Our commitments under our lease agreements are mainly rental payments. We can terminate lease agreements at any time at low or no cost at our option.

The following table sets forth the maximum potential amount of future payments under our lease agreements.

	Amounts Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total As June 30, 2017
	(in thousands of Pesos)
Lease commitments	214,535	322,658	65,491	46,032	658,716
Total commercial commitments	214,535	322,658	65,491	46,032	658,716

Safe Harbor

See the discussion at the beginning of our 2016 From 20-F under the heading “Forward-Looking Statements” for forward-looking statement safe harbor provisions.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for the periods indicated.

For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends, “earnings” consists of income before income taxes, non-controlling interests and fixed charges.  “Fixed charges” consists of interest, either including or excluding interest on deposits as indicated, and the estimated portion of rental expense attributable to interest.

For the Six Months Ended June 30,
	2017	2016
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	4.04 x	5.74 x
Including interest on deposits	1.63 x	1.26 x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	4.04 x	5.74 x
Including interest on deposits	1.63 x	1.26 x

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the filing of our 2016 Form 20-F through the date of this Report.

Capitalization of an in-kind contribution and resulting capital stock increase of Grupo Supervielle S.A.

At the ordinary and extraordinary shareholders’ meeting held on April 27, 2017, the shareholders of Grupo Supervielle approved the capitalization of an in-kind contribution of 7,672,412 shares of common stock of Sofital S.A.F. e I.I. with a par value of Ps. 1 and one vote per share made by Mr. Julio Patricio Supervielle and an increase of the capital stock of Grupo Supervielle of up to Ps. 8,032,032, through the issuance of up to 8,032,032 new Class B shares of common stock with par value Ps. 1 and one vote per share, at a subscription price of Ps. 49.91 per share. In connection with the capital increase, a total of 7,494,710 new Class B shares were subscribed as follows: on July 18, 2017, 4,321,208 were issued to Mr. Julio Patricio Supervielle in return for the in-kind contribution, representing 57.66% of the total capital increase, and 3,173,502 Class B shares were issued to existing shareholders of Grupo Supervielle who exercised their preemptive and accretion rights with respect to the capital increase, representing 42.34% of the total capital increase. The remaining 537,322 Class B shares were authorized by the ordinary and extraordinary shareholders’ meeting held on April 27, 2017 but have not yet been issued.

Amendment of Grupo Supervielle S.A.’s by-laws

At the ordinary and extraordinary shareholders’ meeting held on April 27, 2017, the shareholders of Grupo Supervielle approved amendments to articles 5, 6(g) and 16 of Grupo Supervielle’s bylaws and the text of the amended and restated bylaws (“Amended and Restated Bylaws”). The amendments consist of (i) an addition clarifying that (a) the minimum tender offer price under the mandatory tender offer regime applicable in case of a change of control of Grupo Supervielle must comply with the Capital Markets Law, as amended, and the CNV Rules and (b) such price will qualify as an equitable price, and (ii) a requirement that an absolute majority of the Class B shareholders present at the relevant shareholders’ meeting vote favorably to amend section 6(g) of the bylaws, which provides for the determination of the minimum tender offer price in case of a mandatory tender offer with respect to our shares of capital stock in connection with a change of control transaction.

As of the date of this Report, the approval by the Argentine Securities Commission (Comisión Nacional de Valores) of the Amended and Restated Bylaws is pending.

Sale of shares of Viñas del Monte S.A.

On May 26, 2017, Grupo Supervielle, Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle completed the transfer of their shareholdings in Viñas del Monte S.A., which were sold for an aggregate amount of US$1,500,000. Grupo Supervielle transferred a total of 904,142 common, registered, non-endorsable shares to Ramón Francisco Federico and Guillermo Héctor Federico; Sofital S.A.F. Sofital S.A.F. e I.I. transferred a total of 47,000 common, registered, non-endorsable common shares to Ramón Francisco Federico and Guillermo Héctor Federico; and Mr. Julio Patricio Supervielle transferred a total of 2,618 common, registered, non-endorsable shares to Ramón Francisco Federico and Guillermo Héctor Federico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2017

GRUPO SUPERVIELLE S.A.

	By:	/s/Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer